Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2005	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.

4- COMMERCIAL NAME
PERDIGÃO
5. PREVIOUS COMPANY NAME
PERDIGÃO HOLDING S.A.
6. “NIRE”
35300149947
7. Web site
www.perdigao.com.br/ri/eng

01.02 - HEAD OFFICES

1- FULL ADDRESS		2- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
3- ZIP CODE	4- CITY		5- STATE
05350-901	SÃO PAULO		SP
6- LONG DISTANCE CALL	7- TELEPHONE	8- TELEPHONE	9- TELEPHONE	10- TELEX
5511	3718-5465	3718-5306	3718-5301
11- LONG DISTANCE CALL	12.- FACSIMILE	13.- FACSIMILE	14.- FACSIMILE
5511	3718-5297	3714-4436	-
15.-E-MAIL
acoes@perdigao.com.br

01.03- SHAREHOLDERS’ DEPARTMENT

Company

1-NAME
TATIANA CARDOSO ANICET
2- CHARGE
INVESTOR RELATIONS
3- FULL ADDRESS		4- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ
5- ZIP CODE	6- CITY		7- STATE
05350-901	SÃO PAULO		SP
8- LONG DISTANCE CALL	9- TELEPHONE	10- TELEPHONE	11- TELEPHONE	12- TELEX
5511	3718-5301	3718-5306
13-LONG DISTANCE CALL	14- FACSIMILE	15- FACSIMILE	16- FACSIMILE
5511	3718-5297	-
17-E-MAIL
acoes@perdigao.com.br

Depositary Bank in Brazil

18-NAME
BANCO ITAÚ S.A.
19- CHARGE
UNIFIED ATTENDANCE SUPERINTENDENCE
20- FULL ADDRESS		21- NEIGHBORHOOD/DISTRICT
AV. ENG. ARMANDO ARRUDA PEREIRA, 707–9TH FLOOR		JABAQUARA
22- ZIP CODE	23- CITY		24- STATE
04344-902	SÃO PAULO		SP
25- LONG DISTANCE CALL	26- TELEPHONE	27- TELEPHONE	28- TELEPHONE	29- TELEX
5511	5029-1908	-	-
30- LONG DISTANCE CALL	31- FACSIMILE	32- FACSIMILE	33- FACSIMILE
5511	5029-1917	-
34-E-MAIL
claudio.ribeiro@itau.com.br

OTHER PLACES FOR ATTENDANCE

35- ITEM	36- CITY	37- STATE	38- L.DIST.CALL	39- TELEPHONE	40- TELEPHONE
01	SÃO PAULO	SP	5511	5029-1919	—
02	RIO DE JANEIRO	RJ	5521	2508-8086	—
03	PORTO ALEGRE	RS	5551	3210-9150	—
04	BRASÍLIA	DF	5561	316-4850	—

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to the company)

1-Name
WANG WEI CHANG
2- FULL ADDRESS			3- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760			JAGUARÉ
4.- ZIP CODE		5. - CITY	6.- STATE
05350-901		SÃO PAULO	SP
7- LONG DISTANCE CALL	8- TELEPHONE	9- TELEPHONE	10- TELEPHONE	11- TELEX
5511	3718-5465	3718-5306	3718-5301
12- LONG DISTANCE CALL	13- FACSIMILE	14- FACSIMILE	15-FACSIMILE
5511	3718-5297	3714-4436	-
16-E-MAIL	17. BRAZILIAN DIRECTOR	18. TAX PAYERS’ INDIVIDUAL REGISTER		19. PASSPORT
acoes@perdigao.com.br	YES	534.698.608-15		-

01.05 - REFERENCE/AUDITOR

1- DATE OF BEGINNING OF THE LAST FISCAL YEAR	2- DATE OF ENDING OF THE LAST FISCAL YEAR
01/01/2005	12/31/2005
3- DATE OF BEGINNING OF THE ONGOING FISCAL YEAR	4- DATE OF ENDING OF THE ONGOING FISCAL YEAR
01/01/2006	12/31/2006
5- NAME/AUDITOR’S COMPANY NAME	6- CVM CODE
ERNST & YOUNG AUDITORES INDEPENDENTES S/S.	00471-5
5- TECHNICAL IN CHARGE NAME	8- TECHNICAL IN CHARGE COMPANY TAXPAYERS’ REGISTER
LUIZ CARLOS PASSETTI	001.625.898-32

01.06 - CHARACTERISTICS OF THE COMPANY

1- STOCK EXCHANGE WHERE IT HAS REGISTRATION
BVBAAL	BVMESP	BVPR		BVRJ		BVST

BVES	BVPP	BVRG	X	BOVESPA	X	NYSE

2- TRADE MARKET
Stock Exchange
3- TYPE OF SITUATION
Operating
4- CODE OF ACTIVITY
1220 - Food
5- MAIN ACTIVITY
Holding Company

01.07 - SHAREHOLDER CONTROL

1- TYPE OF SHAREHOLDER CONTROL
National Holding
2- SECURITIES ISSUED BY THE COMPANY X Shares

01.08- RELEASING OF DOCUMENTS

1- NOTICE TO SHAREHOLDERS ON FINANCIAL STATEMENTS (FS) AVAILABILITY	2- MINUTE OF ORDINARY GENERAL MEETING (OGM) APPROVING FINANCIAL STATEMENTS
03/09/2006
3- CALL OF OGM FOR APPROVAL OF FS	4- RELEASE FINANCIAL STATEMENTS
02/18/2006	02/03/2006

01.09- NEWSPAPERS RELEASING COMPANY’S INFORMATION

1- ITEM	2- NEWSPAPER	3- STATE
01	JORNAL VALOR ECONÔMICO	SP
02	DIARIO OFICIAL DO ESTADO DE SÃO PAULO	SP

01.10- INVESTOR RELATIONS DIRECTOR

1- DATE	2- SIGNATURE
04.06.06

02.01.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

1- ITEM	2- OFFICER NAME	3- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	4- DATE OF ELECTION	5- TERM OF MANDATE	6- MANAGE CODE TYPE *	7- ELECTED BY CONTROLLING SHAREHOLDERS	8- POSITION/ RESPONSABILITY	7- POSITION
01	EGGON JOÃO DA SILVA	009.955.179-91	04/29/2005	OGM 2007	2	NO	20	Chairman of the Board
02	FRANCISCO FERREIRA ALEXANDRE	301.479.484-87	04/29/2005	OGM 2007	2	YES	21	Vice-Chairman of the Board
03	WILSON CARLOS DUARTE DELFINO	414.597.098-53	04/29/2005	OGM 2007	2	YES	22	Member of the Board
04	JAIME HUGO PATALANO	011.141.237-49	04/29/2005	OGM 2007	2	YES	22	Member of the Board
05	FRANCISCO FRANÇUY VENÂNCIO BRAGA	449.123.747-68	04/29/2005	OGM 2007	2	YES	22	Member of the Board
06	CLÁUDIO SALGUEIRO GARCIA MUNHOZ	214.268.131-04	04/29/2005	OGM 2007	2	YES	22	Member of the Board
07	LUIS CARLOS FERNANDES AFONSO	035.541.738-35	04/29/2005	OGM 2007	2	YES	22	Member of the Board
08	ALIDOR LUEDERS	114.466.179-04	04/29/2005	OGM 2007	2	NO	23	Deputy Member of the Board
09	MAURILIO ROSSI	660.351.207-68	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
10	LEVY PINTO DE CASTRO	040.540.167-15	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
11	KLÍTIA VASLESKA BICALHO DE SÁ	986.583.017-53	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
12	IVAN MENDES DO CARMO	279.786.131-00	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
13	CARLOS ALBERTO CARDOSO MOREIRA	039.464.818-84	04/29/2005	OGM 2007	2	YES	23	Deputy Member of the Board
14	NILDEMAR SECCHES	589.461.528-34	05/20/2005	MAY/2007	1		19	Chief Executive Officer
15	WANG WEI CHANG	534.698.608-15	05/20/2005	MAY/2007	1		19	Chief Financial Officer
16	PAULO ERNANI DE OLIVEIRA	132.104.160-87	05/20/2005	MAY/2007	1		19	Chief Operating Officer
17	NELSON VAS HACKLAUER	522.156.958-20	05/20/2005	MAY/2007	1		19	Business Development Director
18	WLADEMIR PARAVISI	387.161.009-72	05/20/2005	MAY/2007	1		19	Supply Chain Director
19	ANTONIO ZAMBELLI	897.037.408-63	05/20/2005	MAY/2007	1		19	Marketing Director
20	LUIZ ADALBERTO STÁBILE BENÍCIO	448.732.129-87	05/20/2005	MAY/2007	1		19	Technology Director

*Code:   1 - Belongs to the Management only

2 - Belongs to the Board of Directors only

3 - Belongs to the Management and Board of Directors

02.01.02- CURRENT COMPOSITION OF THE FISCAL COUNCIL

1. Installed Fiscal Council YES	2. Permanent YES

3- ITEM	4- OFFICER NAME	5- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	6- DATE OF ELECTION	7- TERM OF MANDATE	8- POSITION/ RESPONSABILITY	9- POSITION
01	WILSON JOSÉ WATZKO	352.366.129-34	03/08/2006	OGM 2007	45	Member of the Fiscal Council - minority
02	ATÍLIO GUASPARI	610.204.868-72	03/08/2006	OGM 2007	43	Member of the Fiscal Council
03	VANDERLEI MARTINS	720.647.738-00	03/08/2006	OGM 2007	43	Member of the Fiscal Council
04	DIMAS TARCÍSIO VANIN	290.799.009-82	03/08/2006	OGM 2007	48	Deputy Member of the Fiscal Council - minority
05	LUÍS JUSTINIANO DE ARANTES FERNANDES	086.127.918-20	03/08/2006	OGM 2007	46	Deputy Member of the Fiscal Council
06	ANTONIO CARLOS SOARES	153.896.187-34	03/08/2006	OGM 2007	46	Deputy Member of the Fiscal Council

02.02 – PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELOR AND DIRECTOR

EGGON JOÃO DA SILVA – Chairman of the Board of Directors. Founder and ex-chairman of the Board of Directors of Weg S.A, an electric motors manufacturer, he was Perdigão’s CEO from 1993 to 1995. He is chairman of the Board of the company Oxford and sits on the boards of Tigre Participações S.A and Tigre Tubos e Conexões S.A as well as Marisol S.A Ind. Vestuário. Birth Date: 10/17/29.

FRANCISCO FERREIRA ALEXANDRE – Vice Chairman of the Board of Directors. An engineer and bank employee, he represents the Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) – the bank’s pension fund, of which he is administrative director. Birth  Date: 10/29/62.

WILSON CARLOS DUARTE DELFINO – Board member. An engineer, he represents the pension fund, Fundação Telebrás de Seguridade Social (Sistel), of which he is president. Birth Date: 05/30/46.

JAIME HUGO PATALANO – Board member. A graduate in economics, he represents the pension fund, Fundação de Assistência e Previdência Social of the National Economic and Social Development Bank – BNDES (Fapes), being president of the Board of Trustees. Birth Date: 01/30/41.

FRANCISCO FRANÇUY VENÂNCIO BRAGA – Board member. A lawyer with a postgraduate degree in political sciences. He is administration manager of Eletrobás Term. SA. He represents Fundação Real Grandeza.

CLÁUDIO SALGUEIRO GARCIA MUNHOZ – Board member. An economist, he represents Fundação Telebrás de Seguridade Social (Sistel), of which he is healthcare plan superintendent and interim social security director. Birth Date: 12/04/58.

LUIS CARLOS FERNANDES AFONSO – Board member. An economist, he has a master’s degree in economics and represents the pension fund, Fundação Petrobras de Seguridade Social (Petros). He was finance secretary for the cities of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.

WILSON JOSÉ WATZKO – Member of the Fiscal Council. An economist, with specialization in business management he has a master’s degree in international economic and social relations. Birth Date: 16/02/59.

ATTÍLIO GUASPARI – Member of the Fiscal Council. An engineer, with a master’s degree in management sciences, he was financial director of the BNDES Employees Association – AFBNDE of Rio de Janeiro. Birth Date: 10/20/46.

VANDERLEI MARTINS – Chairman of the Fiscal Council. He is an accountant and economics graduate and currently acts as a consultant to various companies. Birth Date: 01/30/54.

NILDEMAR SECCHES – Chief Executive Officer. He is Chairman of the Board of Directors of Weg S.A and sits on the boards of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the BNDES (Brazilian Economic and Social Development Bank), Corporate Director General for the Iochpe-Maxion Group and President of the Brazilian Association of Chicken Exporters (ABEF). A mechanical engineering graduate, he has a postgraduate degree in Finance and a PhD course in Economics. Birth Date: 11/24/48.

WANG WEI CHANG – Chief Financial Officer. He is a member of the Executive Board and a Director of Abrasca (Brazilian Association of Listed Companies), as well as a member of the College of Voting Directors of IBEF-SP (Brazilian Institute of Financial Executives – São Paulo section). He was controller for Banco Chase Manhattan N.A in Brazil; financial director of Chase Manhattan S.A Bank N.A in Santiago, Chile; and a CCvice-president at Citibank N.A in Brazil and in Hong Kong. An engineer, he has a master’s degree in industrial engineering.

Birth Date: 01/16/47.

PAULO ERNANI DE OLIVEIRA – Chief Operating Officer. He was Supplies Director at Perdigão and a Member of the Fiscal Council of the Poultry Farming Association of Santa Catarina (ACAV). He has a degree in agronomy and has been working at Perdigão since 1989. . Birth Date: 08/01/49.

NELSON VAS HACKLAUER – Business Development Director. At Perdigão, he has held positions as Financial and Investor Relations Director, Administrative Director and Commercial Director. He is a business management graduate. Birth Date: 06/27/51.

WLADEMIR PARAVISI – Supply Chain Director. He joined Perdigão in 1978 and was previously an regional director at  the Company. He is an accountant and has an MBA in agribusiness and in business management. Birth date: 02/06/60.

ANTONIO ZAMBELI – Marketing Director. With more than 25 years of experience in the food sector, he has held position in large Brazilian and multinational companies. He is graduate in chemical sciences with specialization in marketing and communication, advanced marketing, STC Executive and MBA in business management. Birth date: 04/21/54.

LUIZ ADALBERTO STÁBILE BENÍCIO – Technology Director. He has worked at Perdigão since 1986. He is an animal sciences graduate, with a Master’s Degree and PhD in animal sciences from the Federal University of Viçosa. He has a MBA in business management. Birth date: 07/15/62.

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- RECORD EVENT	2- DATE OF THE EVENT	3- INDIVIDUALS AND CORPORATIONS	4- INSTITUTIONAL INVESTORS	5- SHAREHOLDERS AGREEMENT	6- VOTING PREFERRED SHARES
E/OGM	03/08/2006	10,629	452	YES	NO
7- VOTING PREFERRED SHARES

8- DATE OF LAST SHAREHOLDERS AGREEMENT			9- FREE FLOATS
03/06/2006			YES

FREE FLOAT SHARES
Common		PreferredU		Total

10. Quantity (units) 3,137,497	11. Percentage 20.28	12. Quantity (units) 20,446,667	13. Percentage 70.07	14. Quantity (units) 23,584,164	15. Percentage 52.82

1- ITEM	2- COMPANY NAME	3- COMPANY TAXPAYERS’ REGISTER	4- NATIONALITY	5.STATE

6- COMMON SHARES (units)	7- %	8- PREFERRED SHARES (units)	9- %	10- TOTAL OF SHARES (units)	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

001	PREVI-CAIXA DE PREV FUN DO BCO DO BRASIL					33.754.482-0001/24	BRAZILIAN	RJ
2,865,317	18.52	3,972,428	13.61	6,837,745	15.31	YES	YES

002	FUND. PETROBRÁS SEG. SOCIAL – PETROS					34.053.942-0001/50	BRAZILIAN	RJ
2,255,562	14.58	2,834,061	9.71	5,089,623	11.40	YES	YES

003	FUND. TELEBRÁS SEG. SOCIAL – SISTEL					00.493.916-0001/20	BRAZILIAN	DF
2,766,914	17.88	95.830	0.33	2,862,744	6.41	YES	YES

004	FUND. ASSIST. PREV. SOCIAL DO BNDES					00.397.695-0002/78	BRAZILIAN	RJ
2,040,884	13.19	0	0.00	2,040,884	4.57	YES	YES

1- ITEM	2- COMPANY NAME	3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE

6- COMMON SHARES (units)	7- %	8- PREFERRED SHARES (units)	9- %	10- TOTAL OF SHARES (units)	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER

005	WEG S.A.	80.709.215-0001/15	BRAZILIAN	SC
1,566,862	10.13	1,768,172	6.06	3,335,034	7.47	NO	NO

006	REAL GRANDEZA FUND. DE PREVIDENCIA	34.269.803-0001/68	BRAZILIAN	RJ
1,579,469	10.21	0	0.00	1,579,469	3.54	YES	YES

007	VALIA – FUND. VALE DO RIO DOCE	42.271.429-0001/63	BRAZILIAN	RJ
303,609	1.96	1,544,786	5.29	1,848,395	4.14	YES	YES

008	BRADESCO VIDA E PREVIDÊNCIA S.A.	51.990.695-0001/37	BRAZILIAN	SP
1,156,411	7.47	100.000	0.34	1,256,411	2.81	NO	NO

009	PREVI – BANERJ	34.054.320-0001/46	BRAZILIAN	RJ
514,805	3.33	151,060	0.52	665,865	1.49	YES	YES

997	TREASURY STOCKS
7,900	0.05	135,595	0.46	143,495	0.32

998	OTHERS
414,224	2.68	18,578,495	63.68	18,992,719	42.54

999	TOTAL
15,471,957	100.00	29,180,427	100.00	44,652,384	100.00

04.01- SOCIAL CAPITAL COMPOSITION

1- Date of Last Change: 04/29/2005

2- ITEM	3- TYPES OF SHARES	4- NOMINATIVE OR REGISTERED	5- PAR VALUE (REAIS)	6- QTY. SHARES (UNITS)	7- SUBSCRIBED (THOUSAND REAIS)	8- PAID-IN (THOUSAND REAIS)
01	Common	REGISTERED		15,471,957	277,198	277,198
02	Preferred	REGISTERED		29,180,427	522,802	522,802
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Pref. other classes			0	0	0
99	TOTAL			44,652,384	800,000	800,000

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

1- ITEM	2- DATE OF CHANGE	3- CAPITAL STOCK VALUE (THOUSAND REAIS)	4- AMOUNT CHANGED (THOUSAND REAIS)	5- SOURCE OF CHANGE	6- QTY. OF ISSUED SHARES (UNITS)	7- SHARE PRICE AT THE ISSUANCE (REAIS)
01	06/27/1997	415,433	415,424	Company Merger	223,251,081	0.000000000
02	06/20/2000	415,433	0	Reverse Stock Split – 5000/1	0	0.000000000
03	04/23/2002	490,000	74,567	Capitalization of the capital reserves	0	0.000000000
04	04/29/2005	800,000	310,000	Capitalization of the capital reserves	0	0.000000000

04.04- AUTHORIZED CAPITAL STOCK

1- QUANTITY (UNITS)	2- VALUE (THOUSAND REAIS)	3- AUTHORIZATION DATE
60,000,000	0	06/20/2000

04.05- COMPOSITION OF AUTHORIZED CAPITAL

1- ITEM	2- TYPE	3- CLASS	4- QUANTITY OF AUTHORIZED SHARES FOR ISSUANCE (UNITS)
01	Common		20,040,000
02	Preferred		39,960,000

05.01 – TREASURY SHARES

1- ITEM	2- TYPE OF SHARES	3- CLASS	4- DATE OF MEETING	5- PURCHASE TIME	6- QUANTITY TO BE PURCHASED (UNITS)	7- AMOUNT TO BE SPENT (THOUSAND REAIS)	8- QUANTITY ALREADY PURCHASED (UNITS)	9- AMOUNT ALREADY SPENT (THOUSAND REAIS)
01	COMMON		02/24/1999	3 MONTHS	7,900	0	7,900	38
02	PREFERRED		02/24/1999	3 MONTHS	135,595	0	135,595	779

06.01 - PAID DIVIDENDS DURING THE LAST THREE YEARS

1- ITEM	2- EARNINGS	3- APPROVAL OF PAYMENT EVENT	4- DATE OF PAYMENT APPROVAL	5- ENDING OF FISCAL YEAR	6- NET PROFIT OR LOSS IN THE PERIOD (THOUSAND REAIS)	7- EARNING PER SHARE	8- TYPE OF SHARES	9- CLASS OF SHARES	10- AMOUNT OF EARNINGS (THOUSAND REAIS)	11- DATE OF INITIAL PAYMENT
1	Interest over Company’s Capital	Board Meeting	03/22/2002	06/30/2002	8,232	0,1213200000	Preferred		5,400	08/30/2002
2	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Common		36,000	02/27/2004
3	Interest over Company’s Capital	Board Meeting	12/15/2003	12/31/2003	123,547	0.8088300000	Preferred		36,000	02/27/2004
4	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Common		50,000	08/31/2004
5	Interest over Company’s Capital	Board Meeting	06/18/2004	12/31/2004	295,619	1.1233700000	Preferred		50,000	08/31/2004
6	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Common		26,005	02/28/2005
7	Interest over Company’s Capital	Board Meeting	12/17/2004	12/31/2004	295,619	0.5842653100	Preferred		26,005	02/28/2005
8	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Common		12,681	02/28/2005
9	Dividends	Board Meeting	02/10/2005	12/31/2004	295,619	0.2849005600	Preferred		12,681	02/28/2005
10	Interest over Company’s Capital	Board Meeting	06/20/2005	12/31/2005	360,964	1.0447351400	Common		46,500	08/31/2005
11	Interest over Company’s Capital	Board Meeting	06/20/2005	12/31/2005	360,964	1.0447351400	Preferred		46,500	08/31/2005
12	Interest over Company’s Capital	Board Meeting	12/19/2005	12/31/2005	360,964	1.0851765000	Common		48,300	02/24/2006
13	Interest over Company’s Capital	Board Meeting	12/19/2005	12/31/2005	360,964	1.0851765000	Preferred		48,300	02/24/2006
14	Dividends	Board Meeting	01/26/2006	12/31/2005	360,964	0.3030675800	Common		13,489	02/24/2006
15	Dividends	Board Meeting	01/26/2006	12/31/2005	360,964	0.3030675800	Preferred		13,489	02/24/2006

06.03 - STATUTORY APPROPRIATION OF CAPITAL STOCK

1- Item	2- Type of share	3- Class of share	4- % Capital stock	5- Exchangeable	6- Exchange in	7- Right to Vote	8- Tag Along %	9- Previewed reimbursement of capital
10- Premium	11- Dividend Type	12- % Dividend	13- R$/Share	14- Cumulative	15-Having Priority	16- Calculating basis
01	Common	34.65	NO	YES	80.00
2	0.00000	NO	NO	ADJUSTED NET INCOME
02	Preferred	65.35	YES	Common	NO	80.00	YES
NO	Minimun	25.00	0.00000	YES	YES	ADJUSTED NET INCOME

Obs.: See 14.02 item - Bylaw changes

06.04 - STATUTORY CHANGE

1. Date of last change in By-laws	2. Mandatory dividend (% on profit)
03/08/2006	25.00

07.01- MANAGEMENT COMPENSATION AND PROFIT SHARING

1- MANAGEMENT PROFIT SHARING	2- MANAGEMENT COMPENSATION (THOUSAND REAIS)	3- PERIODICITY
YES	2,366	Annual

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year:	12/31/2005
2. Final Date of penultimate fiscal year:	12/31/2004
3. Final Date of prior penultimate fiscal year:	12/31/2003

4- ITEM	5- DESCRIPTIONS OF INTERESTS AND CONTRIBUTIONS	6- VALUE OF LAST FISCAL YEAR (THOUSAND REAIS)	7- VALUE OF PENULTIMATE FISCAL YEAR (THOUSAND REAIS)	8- VALUE OF PRIOR PENULTIMATE FISCAL YEAR (THOUSAND REAIS)
01	Debenture Hoders’	0	0	0
02	Employees’ Interests	22,777	19,060	7,504
03	Management Interests	4,857	6,422	1,930
04	Beneficiancy Parties’Interests	0	0	0
05	Assistance Fund Contributions	0	0	0
06	Pension Fund Contributions	0	0	0
07	Other Contributions	0	0	0
08	Net Income for the fiscal year	360,964	295,619	123,547
09	Net Loss for the fiscal year	0	0	0

07.03 - INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7- TYPE OF COMPANY	8- Beginning Date of the last fiscal year	9- Ending Date of last fiscal year	10- Number of shares in the last fiscal year
11- Beginning Date of the penultimate fiscal year	12- Ending Date of penultimate fiscal year	13- Number of shares in the penultimate fiscal year	14- Beginning Date of the prior penultimate fiscal year	15- Ending Date of prior penultimate fiscal year	16- Number of shares in the prior penultimate fiscal year

01	PERDIGÃO AGROINDUSTRIAL S.A	86.547.619/0001-36	Private Subsidiary	100.00	99.99
Industrial, Commercial and Others	01/01/2005	12/31/2005	46,150,563
01/01/2004	12/31/2004	46,150,563	01/01/2003	12/31/2003	46,150,563

02	PERDIGÃO EXPORT LTD.	-	Private Subsidiary	100.00	0.01
Industrial, Commercial and Others	01/01/2005	12/31/2005	10,000
01/01/2004	12/31/2004	10,000	01/01/2003	12/31/2003	10,000

09.01 – THE COMPANY IN BRIEF

Perdigão S.A. Comércio e Indústria was founded by the Ponzoni and Brandalise families, at first as limited liability company named “Ponzoni, Brandalise e Cia.”, having as objective the commercial activity as a whole.

On 11/23/45, it changed its name to “Ponzoni, Brandalise S.A. Com. e Ind.”. On 04/26/58, the company became “Perdigão S.A. Comércio e Indústria”.

As of 1940, with the business expanding, the Company started developing its industrial, farming and cattle raising and service activities. On 07/01/83, as a result of a legal and organizational restructuring process, it leased its subsidiaries and all its industrial and commercial facilities, from then on operating as a Holding, transferring such facilities to its subsidiaries.

On 02/13/86, subsequent to its capitalization program, and regarding demobilization, the Company disposed its ownership in the subsidiary “Perdigão Couros S.A.”

On 09/23/94, according to the Notice published in the newspapers, the shareholders ownership was sold to an investor group, representing 80.68% of the voting capital, 65.54% of the nonvoting capital and 70.66% of the whole capital.

On 09/29/95, Perdigão S.A. Comércio e Indústria merged the shares of the minority shareholders of Perdigão Agroindustrial S.A. and Perdigão Alimentos S.A., which became wholly-owned subsidiaries of the holding company Perdigão S. A. In consequence, Perdigão S.A. became the single publicly traded company of the Perdigão Companies with shares traded in Stock Exchange.

On 06/27/97, the shares owned by the shareholders of Perdigão S.A. Comércio e Indústria were merged into Perdigão S.A., which became the holding, in the proportion of one share to each owned share of same class.

On the same date, Perdigão S.A. Comércio e Indústria merged Perdigão Agroindustrial S.A. and Perdigão Avícola Rio Claro Ltda., changing its name to Perdigão Agroindustrial S.A., the present operating company.

On 10/20/2000 Perdigão was listed at New York Stock Exchanges – NYSE, with American Depositary Receipts – ADRs Level II.

On 06/20/2001 Perdigão obtained Level I of Corporate Governance in Bovespa – São Paulo Stock Exchange.

On 12/17/2002 Perdigão approved the right of inclusion of the preferred shares in the Public Offering for the sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share with voting rights that integrates the controlling block of shares.

The Management at Perdigão S.A. is seeking to improve the degree of corporate governance, and ensure equalization of shareholder rights, and greater visibility, transparency and liquidity for the shareholders and investors, as well as the creation of a solid basis for sustaining, growing and perpetuating the Company’s businesses and activities. As such and in compliance with paragraph 4 of article 157 of Law 6,404/76, as well as pursuant to CVM Instruction 358 of January 3 2002, the Company wishes to announce to its shareholders and to investors in general that:

The Board of Directors, at its meeting on February 17 2006, approved:

(I) the convening of an Extraordinary General Shareholders Meeting to be held on March 8 2006 to decide on the following matters:

a.                                          the conversion of the total sum of preferred shares of the Company into   common shares in the proportion of one preferred share to one common share;

b.                                     the stock split of 200% of the shares making up the Capital Stock, so for each share the shareholder will receive two new shares;

c.                                      the adhesion of the Company to the rules of the São Paulo Stock Exchange’s (Bovespa) Novo Mercado and the migration of trading of the shares issued by the Company to Bovespa’s Novo Mercado; and

d.                                     the revision of the Company’s Bylaws.

(ii)               the convening of the Special Meeting Shareholders’ of the holders of preferred shares issued by the Company pursuant to article 136, paragraph 1 of Law 6,404 of December 15 1976, to decide on the conversion of the total number of preferred shares of Perdigão into common shares, and also to be held on March 8 2006. Should this proposal be approved, the right of withdrawal is guaranteed to shareholders holding such shares on February 20 2006, pursuant to the current legislation;

The Company’s listing on the Novo Mercado, as well as the effective conversion of preferred into common shares and the stock split, once approved by the Perdigão’s shareholders, shall take place on April 12 2006;

09.02 – OPERATING SECTOR CHARACTERISTICS

For Perdigão, 2005 was characterized by the consolidation of progress and achievements resulting in a significant improvement in performance with indicators above the historical average for the Company. This was a reflection of the efficiency of the corporate sales effort, improved agricultural productivity, the successful implementation of projects for ensuring the increase in production capacity, the reduction in costs and expenses and value creation for our investors. This improved performance resulted in better margins in relation to 2004, offsetting the reduction of export revenue due to the 17.3% appreciation in the foreign exchange rate during the year.

Gross sales reached R$ 5.9 billion, a 5.5% growth, with the domestic market increasing by 6.9% and exports by 4.0%. Export revenue could have been even higher were it not for the sharp appreciation in the Real against the US dollar in the period – given that export volume saw a rise of 13.6% in the year.

(The variations in this report are comparisons between 4Q05 and 4Q04 or accumulated data for 2005 against 2004)

OPERATING AND FINANCIAL HIGHLIGHTS – 4Q 05 and 2005

•                  Gross sales were R$ 5.9 billion for the year and R$ 1.6 billion in the quarter, 5.5% higher for the year and 1.2% lower in the quarter.

•                  Volume of frozen and chilled products increased 11.2% and 6.2% for the year and fourth quarter 2005, respectively;

•                  Domestic market sales were 6.9% higher in 2005 and 2.1% up for the fourth quarter with the volume of frozen and chilled products increasing 8.4% and 9.0% for the year and the final quarter, respectively.

•                  Export volume of frozen and chilled products grew 13.6% with revenue 4.0% higher during the year, an increase of 3.6% in volume and a decline of 5% in revenue for the fourth quarter.

•                  Sales volume of higher value-added products was up 13.1% and 10.5% for the year and the final quarter, respectively;

•                  Gross profits were R$ 1.5 billion, 8% higher and representing a gross margin of 28.4%. Fourth quarter gross profits reached R$ 396.3 million, 4.5% higher on a gross margin of 29.5%;

•                  EBITDA reached R$ 655.7 million for the year, 10.2% higher. Meanwhile, the final quarter result was R$ 175.7 million, an increase of 12.3%.

•                  Net income was R$ 360.9 million, 22.1% up for the year, while fourth quarter results were R$ 109.1 million, a jump of 29.4% with a net margin of 7.0% and 8.1%, respectively, for the year and the final quarter;

•                  Perdigão’s shares posted an average daily trading volume during the year of US$ 4.2 million representing an increase of 110%.

SECTORIAL PERFORMANCE

During 2006, company performance in both domestic and international markets should benefit from GDP growth, controlled inflation, export business, greater international credibility, declining unemployment, the improvement in disposable incomes and the opportunities arising from avian influenza outbreaks elsewhere.

Exports

Brazilian exports continued to post vigorous growth. According to the Brazilian Association of Chicken Producers and Exporters (ABEF), exports of poultry meat during 2005 reported a year-on-year increase of 14% to 2.8 million tons.

Overseas shipments of pork meat amounted to 625,000 tons, 23% up from 2004 based on Brazilian Pork Meat Industry and Exporters Association (ABIPECS) data.

USDA forecasts for 2006 show Brazilian exports of poultry meat growing by 7% while overseas sales of pork meat remain stable.

Domestic Market

According to statistics published by AC Nielsen do Brasil Ltda, the domestic market for processed/elaborated products reported the following performance in volume terms: a growth of 10.2% in the consumption of specialty meats and 16.2% for frozen pizzas – accumulated percentage up to December 2005; frozen meat products reported an increase of 7.3%, while the frozen pasta segment climbed 13.4%, based on accumulated data to November 2005.

After several consecutive years of declining real incomes, 2005 was marked by a reversal in this movement with real incomes of the working population growing by close to 2% in relation to 2004. Total real salaries grew 5%, while employment numbers were up by about 3%. Forecasts for 2006 are for a similar or greater increase in total salaries together with a weakening in the demand for personal credit, a fact which should lead to improved consumption of non-durable goods.

Raw Materials

The world outlook appears fair for corn and soybean supplies. The US 2005/06-soybean crop is estimated at 84 million tons in the most recent USDA report. While slightly down from the 2004/05 crop, this is still the second largest on record and is pushing up inventory, thus maintaining international prices at depressed levels.

This factor associated with an appreciated Real resulted in a 25% decline in domestic market prices in 2005 against 2004. Soybean and soybean product acquisition costs in 2006 as a whole are forecasted to drop by around 5% in relation to 2005.

Meanwhile, in the case of corn, while the scenario in the international market is similar, the poor domestic crop has resulted in Brazil becoming a net importer – the consequence being a much smaller reduction in prices of 6% over 2004 compared with the trajectory of soybean quotations. It is estimated that 2006 prices could slip lower – also in the region of 5% – due to the increase in the domestic crop and continuing depressed world prices.

Animal Health Questions

Brazil and the world as a whole are facing the challenge of animal health problems that are impacting the meat products segment. An example is foot and mouth disease outbreaks in the states of Mato Grosso do Sul and Paraná, leading to the ban on beef and pork meat exports from these states by some importing countries.

Avian influenza is another cause for concern. Bird flu has already been present for a long period in certain producing countries with outbreaks already having spread to some regions of Europe. The initial reaction has been declining consumption and prices in some markets although this scenario should subsequently be reversed, potentially creating opportunities for Brazilian products. According to research by avian influenza experts, the chances of this type of virus reaching Brazil are low due to the country’s climatic characteristics and the sanitary conditions under which animals are kept.

The operational plan for the prevention of Newcastle and Avian Influenza diseases announced on January 12 2006 by the Brazilian Ministry of Agriculture provides for the allocation of funds for the re-equipment of laboratories, the installation of sanitary barriers along state lines, the training of human resources, and education campaigns. The document, which is the result of a consensus between the government and the private sector, lists a series of measures for preventing, containing and monitoring poultry diseases should they occur in Brazil. Among the principal points agreed are controls on the movement of poultry and products that might be instrumental in spreading the disease.

Perdigão employs one of the most advanced traceability processes throughout its production chain. Its plants are located in several Brazilian states, giving the Company the flexibility to adjust production to meet the demand from more than 100 poultry product-importing countries and more than 25 pork meat importers, in addition to the existing 84,700 domestic market customers. We expect to be able to weather this period and with the minimum impact on Company earnings, using our experience and competence to ameliorate any adverse factors that may arise.

OPERATING PERFORMANCE

Production

During the quarter, 520.6 million head of poultry and 3.6 million head of hogs were slaughtered, representing growth of 6.9% and 12%, respectively. In the new segment – beef cattle, the slaughtering of which began in December, 9,600 animals were slaughtered.

Production of frozen and chilled products grew 12.8%, poultry and pork meats recording 11% and 15% increases during the year. The fourth quarter of 2005 saw production of frozen and chilled products up by 12.1%, poultry meats, 12% and pork meat, 10.9% while beef production increased by 29.7%.

Production	4Q 05	4Q 04	% Ch.	2005	2004	% Ch.
Poultry Slaughter (million heads)	134.8	123.7	9.0	520.6	487.1	6.9
Hog Slaughter (thousand heads)	872.7	807.8	8.0	3,560.9	3,180.1	12.0
Poultry Meats (thousand tons)	192.3	171.7	12.0	726.5	654.3	11.0
Pork/Beef Meats (thousand tons)	138.0	123.0	12.2	532.1	461.4	15.3
Total Meats (thousand tons)	330.3	294.7	12.1	1,258.5	1,115.7	12.8
Other Processed Products (thousand tons)	5.8	5.3	9.4	22.4	19.8	13.1
Feed and Premix (thousand tons)	802.8	738.6	8.7	3,094.1	2,908.0	6.4
One-day Chicks (million units)	143.6	130.5	10.0	546.7	511.1	7.0
Soybean Crushing (thousand tons)	33.1	128.7	(74.3)	357.7	554.3	(35.5)
Degummed Oil (thousand tons)	5.6	23.0	(75.8)	62.4	99.1	(37.0)
Refined Oil (thousand tons)	—	14.5	(100.0)	40.4	65.8	(38.7)

In July, as part of the focus on its core business, Perdigão signed commercial agreements with Bunge Alimentos, providing for the sale of the assets of the soybean crushing and oil refining unit in Marau-RS with a processing capacity of a thousand tons of soybeans/day. Also included under the agreement was the licensing of the Perdigão and Borella cooking oil brands to Bunge, while Bunge is to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS) for a seven-year period.

Consequently, the soybean crushing business declined 35.5% during the year and 74.3% in the final quarter, as well as degummed and refined oil, the output of which fell 37.0% and 38.7%, respectively, during the year for similar reasons.

Domestic Market

The domestic market recorded sales of R$ 3.0 billion during the year and R$ 873.6 million in the final quarter, representing increases of 6.9% and 2.1%, respectively. In the second quarter 2005, the Company sold the soybean unit in Marau-RS, whose sales of soybean oil products accounted for about 3% of sales, the impact of this initiative having a negligible impact on overall operating results.

Frozen and chilled product sales volume grew 8.4% during the year, driven by the sale of processed/elaborated products, which reported a growth of 6.3% and by in-natura poultry products – a 28.3% increase. The latter performance represented the acquisition of the Nova Mutum-MT unit, which allowed Perdigão to ramp up sales volumes of these products in the domestic market. In the fourth quarter, the sale of frozen and chilled products increased by 9%, the highlight here being elaborated products, which recorded a strong growth of 8.4%.

Average prices in the domestic market were 2.8% higher against an increase in costs of only 1.3%. In the final quarter of the year, average prices registered a fall of 1.9%, with only seasonal specialty products reporting increases in prices. Average costs were 5.1% lower.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch.
In-Natura	15.9	11.7	36.1	61.0	48.0	26.9
Poultry	13.1	9.2	42.4	51.5	38.4	33.9
Pork/ beef	2.8	2.5	13.1	9.5	9.6	(1.4)
Elaborated/Processed (meats)	144.6	135.4	6.8	715.6	681.1	5.1
Other Processed	6.3	5.8	7.8	47.6	45.2	5.4
Total Frozen and Chilled	166.8	152.9	9.0	824.2	774.3	6.4
Soybean Products	14.6	33.2	(56.2)	12.1	47.6	(74.6)
Others	—	—	—	37.4	34.1	9.7
Total	181.3	186.2	(2.6)	873.6	855.9	2.1
Total Elaborated/Processed	150.9	141.3	6.8	763.2	726.3	5.1

	Tons (thousand)			Sales (R$ million)
Domestic Market	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	59.2	46.2	28.3	225.1	180.7	24.6
Poultry	49.3	34.5	42.6	186.3	135.3	37.7
Pork/ beef	10.0	11.6	(14.0)	38.8	45.4	(14.4)
Elaborated/Processed (meats)	492.5	463.4	6.3	2,332.6	2,127.9	9.6
Other Processed	25.2	22.7	11.0	192.7	171.7	12.3
Total Frozen and Chilled	576.9	532.2	8.4	2,750.4	2,480.2	10.9
Soybean Products	119.9	146.6	(18.3)	155.9	235.0	(33.7)
Others	—	—	—	129.5	124.8	3.8
Total	696.8	678.9	2.6	3,035.8	2,840.1	6.9
Total Elaborated/Processed	517.7	486.1	6.5	2,525.3	2,299.6	9.8

The Company launched the following products on the domestic market during the year: Perdigão branded items: – Bologna Ouro mini sausage, small calabrese pizza, mini salami, Hot Wings, Donutz – seasoned, breaded, ring-shaped chicken pieces, Rock Dog – frankfurter roll, Panino – pizza filled with ham, cheese, tomatoes and oregano, boneless Chester®, ham and cheese lasagna in tomato sauce, chicken steak flavored calabrese, vegetable stroganoff and lasagna, cooked and smoked breast of turkey, half chicken with Catupiry®  and half mozzarella pizza, chicken bologna sausage, vegetable patitas, manioc croquettes, Turma da Mônica chicken and carrot hamburgers and Turma da Mônica margarine. The following Batavo branded items were launched: chicken fingers, smoked ham pâté, chicken hamburgers, mini cheese bread, smoked freski ham, bologna sausage without lard pieces, mini croc - mini breaded chicken pieces, pizza Bahiana – with cheese, pepper, sausage and onion, paio and thin sausage, smoked freski chicken breast, west burguer, turkey meat – specialiteye.

Also included in Perdigão’s product portfolio is the first nationwide brand of margarine for the infant market (under the Turma de Mônica name). The new product is vitamin-enriched with an accentuated milk flavor. The Company has also launched a traditional version of the product with butter flavor to meet consumer preferences and sold under the Borella brand name. Perdigão has signed a partnership agreement with Coamo Agroindustrial Cooperativa of Campo Mourão (PR) to manufacture the new line.

The Company increased its accumulated market share as follows: by 80 basis points in the specialty meats segment, 40 basis points for frozen meats, 10 basis points for pastas and 160 basis points for frozen pizzas.

The improvement in volume and mix to institutional customers market has increased as shown in the following graph:

Exports

Exports amounted to R$ 2.8 billion, 4% higher for the year. The fourth quarter accounted for R$ 685.0 million, a year-on-year drop of only 5% considering the excellent sales performance in the same quarter of 2004. The overseas market was boosted by the increase in sales volume of 13.6% for the year and 3.6% in the quarter. However, export revenue in Reais was significantly impacted by the appreciation of the Real against the US dollar (17.3% for the year and 17.5% for the final quarter).

Growth in chilled and frozen sales volume was buoyant in the elaborated/processed product segment – 54.4% higher for the year and 30% up for the final quarter. This was a reflection of the Company’s policy of internationalization with the opening of overseas offices, further development of traditional markets, and an increased customer base, in addition to the launching of new products.

	Tons (thousand)			Sales (R$ million)
Exports	4Q 05	4Q 04	% Ch.	4Q 05	4Q 04	% Ch.
In-Natura	139.5	141.4	(1.3)	522.5	565.0	(7.5)
Poultry	109.7	117.0	(6.3)	392.1	429.1	(8.6)
Pork/ beef	29.9	24.4	22.2	130.4	135.9	(4.0)
Elaborated / Processed (meats)	33.3	25.6	30.0	160.5	153.5	4.6
Total Frozen and Chilled	173.2	167.2	3.6	685.0	719.5	(4.8)
Total	173.2	167.3	3.5	685.0	721.2	(5.0)
Total Elaborated / Processed	33.7	25.8	30.7	162.5	154.5	5.2

	Tons (thousand)			Sales (R$ million)
Exports	2005	2004	% Ch.	2005	2004	% Ch.
In-Natura	573.7	532.6	7.7	2,231.7	2,180.1	2.4
Poultry	453.5	441.2	2.8	1,653.0	1,723.3	(4.1)
Pork/ beef	120.2	91.4	31.5	578.7	456.8	26.7
Elaborated / Processed (meats)	117.3	76.0	54.4	598.7	540.3	10.8
Total Frozen and Chilled	692.0	609.1	13.6	2,835.7	2,723.5	4.1
Total	692.2	609.5	13.6	2,837.5	2,727.2	4.0
Total Elaborated / Processed	118.3	76.4	54.7	604.1	543.4	11.2

The leading markets reported the following highlights:

•                  Middle East – an increase of 1.9% in volume and 1.1% in sales. Consumption in this market was strong, as well as reflecting tighter supplies of local products due to sanitary issues and high costs.

•                  Far East – Volume was up by 6.9%, although sales were off by 2.8%, with good demand posted by the Japanese market and dollar prices up on the previous year.

•                  Europe – With volume 15.2% higher and sales down 6.2%, there was an improvement in product mix in this market.

•                  Eurasia – This market recorded strong demand, recording an increase of 32.5% in volume and 32.4% in revenue, especially for pork meat and processed products;

•                  Africa, the Americas and Other Countries – These markets recorded growth of 31.6% in volume and 21.5% in sales, principally due to the increased sales volume of processed items and a more diversified customer base.

Exports by Region

(% of Net Sales)

Average prices climbed by about 11.6% in US dollars (FOB) over the year –, a reflection of market performance and the improvement in the product portfolio. This however, was partially offset by an average appreciation of 17.3% in the Real against the US dollar leading to an 8.4% fall in average prices in Reais (Net Sales). As for the final quarter compared with the same quarter for 2004, prices increased by 14.9% (dollars – FOB), against a fall in average prices in Reais of 8.1% (Net Sales). The fall of 9.7% in average costs during the year and 10.3% in the final quarter also contributed to the cushioning of the impact of exchange rate fluctuations on margins in this market.

09.03 – BUSINESS SEASONALITY

RAW MATERIAL

POULTRY/PORK/ BEEF

No seasonality

SOYBEAN

Seasonal. However, the company tries to keep regulatory stocks, usually provided by traditional suppliers. Shortage of grains occurs between September and February of each year.

CORN

Seasonality similar to the soybean. The harvest, ranging from March to September (including the half season) is characterized by good amount of supply. From October to February, the grain availability decreases, meaning the off season.

10.01- SERVICES AND PRODUCTS RENDERED

1- ITEM	2- MAIN PRODUCTS AND/OR SERVICES	3- % NET INCOME
01	Processed pork - domestic market	24.80
02	Poultry cuts – exports	20.60
03	Whole poultry – exports	11.50
04	Pork cuts - exports	11.20
05	Poultry Elaborated/Processed – exports	10.60
06	Poultry Elaborated/processed - domestic market	9.20
07	Poultry cuts - domestic market	2.60
08	Pork Elaborated/Processed – exports	1.00
09	Pork cuts - domestic market	0.60
10	Whole poultry - domestic market	0.30
11	Soybean / others	5.10
12	Other processed (owned + third parties)	2.50

10.02- RAW MATERIALS AND SUPPLIERS

1- ITEM	2- RAW MATERIAL	3- IMPORTS	4- IMPORTS VALUE (THOUSAND REAIS)	5- AVAILABLE IN DOMESTIC MARKET	6- AVAILABLE IN FOREIGN MARKET
7- SUPPLIER’S NAME		8- TYPE OF SUPPLIER		9- % OF SUPPLY OVER TOTAL COMPANY PURCHASES

01	Corn/Soybean	NO	0	YES	YES
COAMO AGROINDUSTRIAL COOPERATIVA		Not associated		10.64

02	Corn/Soybean	NO	0	YES	YES
BUNGE ALIMENTOS S.A.		Not associated		8.74

03	Corn/Soybean	NO	0	YES	YES
COM. E IND. BRASILEIRAS COINBRA S/A.		Not associated		6.64

04	Corn/Soybean	NO	0	YES	YES
CARGILL AGRÍCOLA S.A.		Not associated		3.50

05	Corn/Soybean	NO	0	YES	YES
COOP AGROPECUÁRIA BATAVO LTDA		Not associated		3.07

06	Corn/Soybean	NO	0	YES	YES
IMCOPA – IMP. E EXP. INDÚSTRIA DE ÓLEOS		Not associated		3.02

07	Corn/Soybean	NO	0	YES	YES
COOP. REG. AGROPEC. DE CAMPOS NOVOS		Not associated		2.78

08	Corn/Soybean	NO	0	YES	YES
COOP. AGRÁRIA MISTA ENTRE RIOS LTDA.		Not associated		2.53

09	Corn/Soybean	NO	0	YES	YES
COOP. AGROP SUDOESTE LTDA		Not associated		2.36

1- ITEM	2- RAW MATERIAL	3- IMPORTS	4- IMPORTS VALUE (THOUSAND REAIS)	5- AVAILABLE IN DOMESTIC MARKET	6- AVAILABLE IN FOREIGN MARKET
7- SUPPLIER’S NAME		8- TYPE OF SUPPLIER		9- % OF SUPPLY OVER TOTAL COMPANY PURCHASES

10	Corn/Soybean	NO	0	YES	YES
COOP. AGROPECUÁRIA CASTROLANDA LTDA.		Not associated		1.96

11	Corn/Soybean	NO	0	YES	YES
ADM. DO BRASIL LTDA.		Not associated		1.92

12	Corn/Soybean	NO	0	YES	YES
I. RIEDI & CIA LTDA		Not associated		1.17

13	Corn/Soybean	NO	0	YES	YES
CEREAGRO S.A.		Not associated		1.11

14	Corn/Soybean	NO	0	YES	YES
COOP. AGROPECUÁRIA CAPANEMA LTDA.		Not associated		0.87

15	Corn/Soybean	NO	0	YES	YES
OUTROS		Not associated		49.69

10.03- MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS

1- ITEM	2- ITEM	3- NAME OF PRODUCT / NAME OF CLIENT	4-% OF CUSTOMER IN NET SALES
000		POULTRY, PORK, PROCESSED AND FROZEN AND CHILLED MEATS – Domestic Market
000	001	CIA BRASILEIRA DE DISTRIBUIÇÃO	0.00
000	002	CARREFOUR COM E IND LTDA	0.00
000	003	MAKRO ATACADISTA S.A	0.00
000	004	WAL MART BRASIL LTDA.	0.00
000	005	CASAS GUANABARA COMESTÍVEIS LTDA.	0.00
000	006	SONAE DISTRIBUIÇÃO BRASIL S.A.	0.00
000	007	ATACADÃO S.A. DISTRIBUIDOR - COM E IND	0.00
000	008	SUPERMERCADOS MUNDIAL LTDA.	0.00
000	009	PREZUNIC COMERCIAL LTDA	0.00
000	010	ASSAI COML. IMP. LTDA	0.00
100		POULTRY, PORK, ELABORATED AND PROCESSED – Exports
100	101	ABDULLAH ALI ALMUNAJEM SONS CO.	0.00
100	102	AL SHAHINI COLD STORE	0.00
100	103	SUMIKIN BUSSAN CORPORATION	0.00
100	104	WILLIAM FOOD COMPANY LIMITED	0.00
100	105	JAPAN FOOD CORPORATION	0.00

11.01 – PRODUCTIVE PROCESS

POULTRY SECTOR

The productive process of this sector has the following basic flowchart:

One day old chicks, from the company’s hatcheries, are put in birdhouses of the producers (outgrowers). The Company  provides them with all necessary inputs for the raising of the poultry lots, ranging from feed, medicines and technical aid to transport. Once the lot is ready for slaughter, within 40 days on average, it is taken to the cold storage through a specific transportation system.

The poultry is, then, conducted from the table of the cold storage to the slaughter system, which is composed by: hanging, dazing, bleeding, scalding, plucking of the feathers, removal of the bowels, inspection by the agents of the Ministry of Agriculture, the carcasses being cooled and the giblets packed.

After cooling, the carcasses are classified and sent uncut to the packaging as carcasses to be cut or industrialized.

The poultry sent uncut to the packaging is classified by weight, labeled, according to its destination, frozen and made available for shipping.

The carcasses are anatomically cut into pieces and their bones taken out. Then they are classified by weight and packed according to their destination, frozen and made available for shipping.

Furthermore, the company has specialty meats frozen products (breaded, stuffed, ready-to-eat dishes, etc.)

PORK SECTOR

The animals are received in suitable facilities, being weighed and tattooed for identification of the producer. They are kept in the pigsty for 9 hours at most, being fed by hydric diet. Afterwards, the animals are conducted to the slaughter system according to the following flowchart: dazing, bleeding, scalding, removal of the bowels and inspection by the agents of the Ministry of Agriculture. Subsequent to the slaughter, the carcasses already cleaned and prepared for processing are cooled until they can be cut into pieces. Following the cut, the pieces are classified as raw material or final product, being directed to the processing sector as raw material or packaged in natura for trade.

The raw material (meat) for industrialization is classified according to its next utilization.

During the industrialization process, previous classified meat is ground, seasoned, stuffed, cooked and/or smoke-cured, packaged and made available for shipping.

There are strict technical criteria for each raw material. Those criteria must be followed to guarantee the technical specifications of each final product.

BEEF SECTOR

The animals are received in the meat plant and identified individually according to producer, breed, gender and age.

They are 100% traceable according to SISBOV (Brazil) standards as well as the requirements of the consumer markets (EU, Chile, General List).

The animals remain in the cattle pens for 12 hours and the slaughtering is carried out after a rigorous inspection by the federal authorities. All the animals received on a given day are slaughtered on the following day. We hold no live cattle stocks and slaughtering  is performed according to animal welfare norms to ensure the maintenance of the quality of the carcass and the cuts which are exported, both in chilled and frozen form.

For the market, in conjunction with the producer, we adopt a schedule of purchases and loading/delivery to ensure that weight loss is minimized and also that  the animals suffer no stress during transportation, unloading and stabling.

This segment is not integrated, the cattle farmers being responsible for the production and sale of the animals. However, we operate jointly with the cattle owners on the farm, monitoring the production and traceability system.

Hence, all the products resulting from slaughtering are reliable and in line with the commitment to quality, origin, certification and the processes.

ANIMAL FEED SECTOR

To produce balanced animal feed it is necessary to mix predetermined macroelements, microelements, vitamins and minerals. The microelements are: limestone, oyster flour, phosphate and others. The macroelements are: previously prepared and ground corn, ground soybean meal, wheat grains and animal flour. Such raw materials are analyzed to assure that they have first-rate standards so that the mixtures they integrate assure the best performance and results of the carcasses, considering animals of different ages and needs.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS.

Due to its features, the equipment is subject to preventive maintenance.

Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter and process.

The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, besides the new investments, it will be difficult to ascertain the percentage already depreciated. On December 31, 2005 the accumulated depreciation amounted to 32.9% of the total assets.

All the industrial complex and inventories are insured at Itaú S.A..

The technology is both national and imported and already mostly defined. The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules.

The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns.

The Company’s investment program in equipment of state of the art technology allows increased productivity and production.

PRODUCTION CAPACITY

	1994	2005	% Ch. 2005/94	2006*	% Ch. 2006/05
Poultry slaughter (thousand heads/ week)	2,715	10,020	269	11,500	15
Hog slaughter (thousand heads/ week)	22	70	218	77	10
Poultry meats (thousand tons/ year)	162	730	351	835	14
Pork meats (thousand tons/ year)	159	510	221	560	10
Total meats (thousand tons/ year)	321	1,240	286	1,400	13
Other processed products (thousand tons/ year)	—	23	—	27	17
Total frozen and chilled products (thousand tons/ year)	—	1,263	—	1,427	13

(*) Estimated

11.02 – TRADE PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

TRADE

Its subsidiaries trade their products in the domestic market to 84,700 customers through 16 owned distribution centers and 7 outsourced distributors. Direct sales overseas and through distributors reach 814 foreign customers in more than 100 countries.

DISTRIBUTION

DOMESTIC MARKET	% Sales
Supermarket	67.6%
Small stores	13.6%
Institutional	9.6%
Wholesale	9.2%

FOREIGN MARKET	% Sales
Europe	28.3%
Far East	26.0%
Eurasia	21.6%
Middle East	18.4%
Africa	3.5%
Others	2.2%

EXPORTS

YEAR	EXPORTS	% OF NET SALES
	(R$ thousands)
2003	1,837,865	48.0%
2004	2,727,234	55.8%
2005	2,837,471	55.1%

11.03-POSITION IN COMPETITIVE PROCESS

The Company stands the 1PstP place in specialty meat market and frozen pizza, as well as 2PndP place in:

Poultry Slaughter

Pork Slaughter

Poultry Exports

Frozen Meat

Ready-to-eat Dishes – Pasta

Market Share of Specialty Meat – 2005

.Perdigão	25.5%
.Sadia	24.7%
.Aurora	8.2%
.Seara	4.4%
.Others	37.2%

Source: AC Nielsen

Market Share of Frozen Meat – 2005

.Sadia	37.1%
.Perdigão	34.3%
.Seara	4.5%
.Da Granja	4.1%
.Others	20.0%

Source: AC Nielsen

Market Share of Ready-to-eat Dishes - Pasta – 2005

.Sadia	53.4%
.Perdigão	38.1%
.Others	8.5%

Source: AC Nielsen

Market Share - Pizzas – 2005

.Sadia	32.2%
.Perdigão	29.2%
.Others	38.6%

Source: AC Nielsen

12.01- MAIN PATENTS, TRADE MARKS AND FRANCHISE

MARK	PROCESS	STATUS	VALIDITY DATE

ALABAMA	814003796	RECORD	08/29/2009
ALL GRATIN	819619752	RECORD	12/07/2009
ALLY (SAUDI ARABIA)	624/69	RECORD	09/24/2012
ALLY (CHILE)	600.690	RECORD	07/31/2011
ALLY (UNITED ARAB EMIRATES)	34303	RECORD	04/09/2011
ALLY (YEMEN)	14614	RECORD	10/01/2010
ALLY (ENGLAND)	2247459	RECORD	10/04/2010
ALNOOR (KUWAIT)	38615	RECORD	10/13/2010
ALNOOR (LEBANON)	94625	RECORD	10/13/2010
AMERICAN 1 HOT DOG	818692316	RECORD	05/26/2008
APPLE TOAST	816977186	RECORD	08/23/2014
ARAUCÁRIA	817013881	RECORD	09/13/2014
AVIS RARA	815388934	RECORD	04/14/2012
BAMBOA	007109628	RECORD	04/25/2010
BANG-BANG	811904857	RECORD	08/26/2006
BEL AMI	814502083	RECORD	09/04/2010
BEL AMI	814502091	RECORD	09/04/2010
BEL AMI	814502113	RECORD	09/04/2010
BEL AMI	816588139	RECORD	11/09/2013
BEL AMI	816588155	RECORD	10/13/2013
BEL AMI	822112337	RECORD	12/27/2015
BIG DOG	813863171	RECORD	11/20/2010
BOLOGNA	740500392	RECORD	12/15/2011
BOLOGNELLA	819263133	RECORD	12/14/2009
BOLOGNELLA (URUGUAY)	309.252	RECORD	08/26/2009
BORELLA	002067099	RECORD	07/30/2007
BORELLA	002676419	RECORD	07/31/2012
BORELLA	811601633	RECORD	03/01/2010
BORELLA	811601641	RECORD	03/01/2010
BORELLA	812472381	RECORD	06/25/2011
BORELLA (SAUDI ARABIA)	571/38	RECORD	12/25/2010
BORELLA (CATAR)	25383	RECORD	05/07/2011
BORELLA (CHINA)	1333941	RECORD	11/13/2009
BORELLA (UNITED ARAB EMIRATES)	19206	RECORD	07/09/2006
BORELLA (YEMEN)	14735	RECORD	04/22/2011
BORELLA (IRÃN)	95822	RECORD	07/25/2011
BORELLA (JORDÁN)	62507	RECORD	04/29/2011
BORELLA (KUWAIT)	45531	RECORD	07/22/2011
BORELLA (LEBANON)	87329	RECORD	07/19/2018
BORELLA (ENGLAND)	2173368	RECORD	07/29/2008

BORELLA (RUSSIA)	269407	RECORD	06/04/2013
BORELLA (RUSSIA)	272354	RECORD	06/04/2013
BOUCLÊ	811904806	RECORD	08/26/2006
BUMBA MEU BOI	815002661	RECORD	11/26/2011
CATARINA	006621732	RECORD	11/10/2007
CAT-VIAR	815642571	RECORD	08/25/2012
CERVANTES	815316208	RECORD	06/23/2012
CERVELAT	819032670	RECORD	05/15/2008
CHEESECHICKEN	819619787	RECORD	08/06/2012
CHESTER	800223322	RECORD	12/21/2012
CHESTER	811582949	RECORD	08/13/2015
CHESTER (GERMANY)	2.031.373	RECORD	08/06/2011
CHESTER (SAUDI ARÁBIA)	244/46	RECORD	08/25/2008
CHESTER (HONG-KONG)	300313488	RECORD	11/03/2014
CHESTER (KUWAIT)	33381	RECORD	07/26/2007
CHESTER (TAIWAN)	1172422	RECORD	08/31/2015
CHESTER GEORGIA	811284018	RECORD	03/12/2015
CHESTER HOUSE	815105118	RECORD	12/01/2012
CHESTER HOUSE	816422796	RECORD	08/17/2013
CHESTERBURGUER	814572499	RECORD	08/07/2010
CHESTERELLA	821996037	RECORD	11/01/2015
CHESTERKIBE	815010117	RECORD	05/19/2012
CHICKEN BULLETS	3599263	RECORD	01/07/2014
CHICKEN DORÊ	820970930	RECORD	05/17/2015
CHICKEN PLUS	814543170	RECORD	09/04/2010
CHICKEN PLUS LANCHES E REFEIÇÕES	821776738	RECORD	02/09/2015
CHICKENBURGER	816231362	RECORD	05/18/2013
CHUKAR	815002670	RECORD	11/26/2011
C-LECTHIN	200058967	RECORD	05/24/2015
C-LECTHIN	821912500	RECORD	05/24/2015
CONFIANÇA	002494876	RECORD	03/18/2010
CONFIANÇA	813914493	RECORD	09/05/2009
CONFIANÇA (PORTUGAL)	377327	RECORD	11/02/2014
CONFIDENCE (SAUDI ARABIA)	799/39	RECORD	08/17/2010
CONFIDENCE (SINGAPORE)	T01/16797C	RECORD	10/29/2011
CONFIDENCE (SINGAPORE)	T01/16798A	RECORD	10/29/2011
CONFIDENCE (YEMEN)	19545	RECORD	07/18/2014
CONFIDENCE (JORDAN)	75871	RECORD	07/15/2014
CONFIDENCE PERDIX (HONG KONG)	200313547	RECORD	09/25/2009
CONFIDENCE PERDIX (HONG KONG)	200313548	RECORD	09/25/2009
CONFIDENCE (LEBANON)	98803	RECORD	08/15/2016
COQUETEL	815211279	RECORD	03/24/2012
CORNCHICKEN	819619779	RECORD	08/06/2012
COZINHA INTERNACIONAL PERDIGÃO	200028618	RECORD	09/24/2012
COZINHA INTERNACIONAL PERDIGÃO	820970972	RECORD	09/24/2012

CROSS	811904814	RECORD	08/26/2006
DIETCOZ	815002688	RECORD	11/26/2011
DOG WURST	815369204	RECORD	06/16/2012
DOG’UP	813848342	RECORD	01/26/2013
DOUBLEBURGER	816232326	RECORD	05/18/2013
DUNDUCK	811880796	RECORD	03/25/2016
EGLESS	815002777	RECORD	11/26/2011
EMPANADOS SUPER PRÁTICOS PERDIGÃO	817814604	RECORD	07/16/2006
EVIDENCE	819343439	RECORD	03/09/2009
FARM HAM SMOKED	814433405	RECORD	06/12/2010
FAZENDA (ARMÊNIA)	7029	RECORD	03/20/2012
FAZENDA (ARMÊNIA)	7030	RECORD	07/28/2015
FAZENDA (ARMÊNIA)	9223	RECORD	03/20/2012
FAZENDA (KAZAKHSTAN)	20149	RECORD	03/11/2012
FAZENDA (KAZAKHSTAN)	20150	RECORD	03/11/2012
FAZENDA (QUIRGUISTÃO)	6584	RECORD	03/12/2012
FAZENDA (GEÓRGIA)	M15078	RECORD	04/16/2013
FAZENDA (GEÓRGIA)	M15079	RECORD	04/16/2013
FAZENDA (MOLDOVA)	9407	RECORD	03/11/2012
FAZENDA (MOLDOVA)	9408	RECORD	03/11/2012
FAZENDA (RUSSIA)	228423	RECORD	04/20/2011
FAZENDA (RUSSIA)	263756	RECORD	03/11/2012
FAZENDA (RUSSIA)	263776	RECORD	03/11/2012
FAZENDA (UKRÂINE)	39126	RECORD	03/12/2012
FAZENDA (UKRÂINE)	39127	RECORD	03/12/2012
FAZENDA (UZBEKISTAN)	MGU 13380	RECORD	07/16/2014
FOLHADOS LINHA SUPER PRÁTICOS	821359339	RECORD	03/25/2013
FOLHADOS LINHA SUPER PRÁTICOS	821359347	RECORD	11/11/2013
FRANGO EXPRESSO PERDIGÃO	818869631	RECORD	03/13/2011
FRESKI	813185041	RECORD	08/22/2009
FRESKI (ARUBA)	22518	RECORD	08/12/2014
FRESKI (BENELUX)	728026	RECORD	07/21/2013
FRESKI (SINGAPURE)	T00/17400C	RECORD	10/04/2010
FRESKI (SINGAPURE)	T01/13508G	RECORD	08/25/2011
FRESKI (UNITED ARAB EMIRATES)	34305	RECORD	04/09/2011
FRESKI (SPAIN)	2.510.773	RECORD	10/31/2012
FRESKI (FRANCE)	023180399	RECORD	08/20/2012
FRESKI (HAITI)	332 REG-141	RECORD	11/27/2013
FRESKI (NETHERLANDS)	9117	RECORD	03/16/2009
FRESKI (HONG KONG)	13709	RECORD	10/07/2007
FRESKI (HONG KONG)	200404729	RECORD	08/25/2008
FRESKI (YEMEN)	14642	RECORD	03/25/2011
FRESKI (ENGLAND)	2311234	RECORD	12/20/2012
FRESKI (TAIWAN)	1172423	RECORD	08/31/2015
FRESKI (URUGUAY)	327390	RECORD	05/03/2011

GOLDEN CHESTER	811284034	RECORD	03/05/2015
GOLDEN DINNER	816763461	RECORD	03/15/2014
GRANADA	810746719	RECORD	11/08/2013
GRANDOG	813848334	RECORD	07/25/2009
GRATINADOS LINHA SUPER PRÁTICOS	821359320	RECORD	03/25/2013
GRELHADOS LINHA SUPER PRÁTICOS	821371045	RECORD	06/15/2014
HALAL (YEMEN)	19810	RECORD	08/11/2013
HALAL (LEBANON)	94626	RECORD	07/21/2019
HAMBURGUEZ	811496317	RECORD	08/13/2015
HOME	815090650	RECORD	05/18/2013
HOT DOG PERDIGÃO	818168897	RECORD	03/18/2007
IDEAL	006674917	RECORD	05/10/2008
IDEAL (SINGAPURE)	T01/16795G	RECORD	10/29/2011
IDEAL (SINGAPURE)	T01/16796E	RECORD	10/29/2011
JAMON JABUGO	815118732	RECORD	03/10/2012
KANSAS	814003958	RECORD	08/29/2009
LA CARTE	815090641	RECORD	03/03/2012
LAGÔNDOLA	816280843	RECORD	05/04/2013
LIGHT & ELEGANT	814003834	RECORD	10/21/2007
LIGHT DOG	816484619	RECORD	11/30/2013
LIGHT DOG PERDIGÃO	818692308	RECORD	05/05/2008
LOMBETE	810630508	RECORD	07/19/2013
MADISON	814003931	RECORD	06/06/2009
MARYLAND	814003800	RECORD	08/29/2009
MATITA	200036602	RECORD	08/14/2010
MATITA	814363474	RECORD	08/14/2010
MATITA	814363482	RECORD	08/14/2010
MATITA	814363512	RECORD	08/14/2010
MATITA	814363555	RECORD	08/14/2010
MATITA	815306440	RECORD	03/10/2012
MATITA	815306504	RECORD	05/05/2012
MEISTER	815002696	RECORD	11/23/2009
MINICHICKEN	815724756	RECORD	02/09/2013
NABRASA	006621724	RECORD	11/10/2007
NASHVILLE SMOKED	814433413	RECORD	06/12/2010
NATUNAISE	815002742	RECORD	11/26/2011
NATURAL & SAUDÁVEL	821492470	RECORD	06/28/2015
NATURAL & SAUDÁVEL	821492497	RECORD	06/28/2015
NATUREZE	200069349	RECORD	10/25/2015
NATUREZE	815009909	RECORD	08/05/2007
NATUREZE	821912518	RECORD	10/25/2015
NATUREZE	821912526	RECORD	05/24/2015
NATUREZE	821912534	RECORD	05/24/2015
NOEGGS	815002734	RECORD	11/26/2011
NUGGETS DE QUEIJO PERDIGÃO	820473499	RECORD	12/13/2015

OCKTOBERCHESTER	817482350	RECORD	11/28/2015
PASTA D’ORO	821776746	RECORD	07/13/2014
PEITUDO	810936313	RECORD	02/14/2014
PERDIGÃO	002446405	RECORD	12/31/2008
PERDIGÃO	006366171	RECORD	06/25/2006
PERDIGÃO	740133241	RECORD	01/19/2012
PERDIGÃO	740140280	RECORD	01/04/2013
PERDIGÃO	800249992	RECORD	12/21/2012
PERDIGÃO	810534983	RECORD	03/18/2016
PERDIGÃO	810966727	RECORD	03/07/2014
PERDIGÃO	812774922	RECORD	01/24/2009
PERDIGÃO	815903367	RECORD	11/10/2012
PERDIGÃO	818876573	RECORD	06/23/2008
PERDIGÃO	819192406	RECORD	12/15/2008
PERDIGÃO (ALBANIA)	9043	RECORD	05/18/2008
PERDIGÃO (ALBANIA)	9044	RECORD	08/06/2011
PERDIGÃO (ALBANIA)	9045	RECORD	08/06/2011
PERDIGÃO (GERMANY)	1.033.790	RECORD	08/06/2011
PERDIGÃO (ANGOLA)	7376	RECORD	01/31/2011
PERDIGÃO (SAUDI ARÁBIA)	240/41	RECORD	02/12/2013
PERDIGÃO (SAUDI ARÁBIA)	726/27	RECORD	04/28/2010
PERDIGÃO (ARGENTINA)	1.657.787	RECORD	01/22/2013
PERDIGÃO (ARMENIA)	8519	RECORD	08/12/2014
PERDIGÃO (ARUBA)	22767	RECORD	04/04/2013
PERDIGÃO (BAHRAIN)	TM 33620	RECORD	07/21/2013
PERDIGÃO (BENELUX)	371566	RECORD	08/20/2012
PERDIGÃO (BERMUDAS)	40515	RECORD	07/23/2012
PERDIGÃO (BERMUDAS)	40516	RECORD	10/03/2010
PERDIGÃO (BOLÍVIA)	60568-A	RECORD	10/03/2010
PERDIGÃO (CANADÁ)	308.127	RECORD	11/08/2015
PERDIGÃO (KAZAKHSTAN)	18498	RECORD	10/20/2013
PERDIGÃO (CHILE)	610.134	RECORD	11/26/2011
PERDIGÃO (CHINA)	1333860	RECORD	11/13/2009
PERDIGÃO (SINGAPURE)	T98/07273	RECORD	07/17/2008
PERDIGÃO (DENMARK)	3723/81	RECORD	11/27/2011
PERDIGÃO (EGYPT)	79331	RECORD	03/06/2011
PERDIGÃO (UNITED ARAB EMIRATES)	19203	RECORD	12/04/2015
PERDIGÃO (FRANCE)	013100548	RECORD	06/16/2011
PERDIGÃO (FRANCE)	1.638.200	RECORD	01/11/2011
PERDIGÃO (GEÓRGIA)	15879	RECORD	03/01/2015
PERDIGÃO (GRÉECE)	136954	RECORD	05/19/2008
PERDIGÃO (HAITI)	101 REG-143	RECORD	06/30/2014
PERDIGÃO (NETHERLANDS)	10235	RECORD	09/24/2012
PERDIGÃO (HONG KONG)	1880/87	RECORD	06/15/2015
PERDIGÃO (HONG KONG)	0427/85	RECORD	06/15/2015

PERDIGÃO (YEMEN)	8628	RECORD	01/15/2007
PERDIGÃO (IRAQ)	32108	RECORD	09/18/2006
PERDIGÃO (JAPÃN)	2543898	RECORD	06/30/2013
PERDIGÃO (JORDAN)	71015	RECORD	07/06/2013
PERDIGÃO (LEBANON)	68276	RECORD	07/19/2018
PERDIGÃO (LEBANON)	94261	RECORD	02/13/2011
PERDIGÃO (LITHÂNIA)	37737	RECORD	02/19/2013
PERDIGÃO (MACAU)	N/17089	RECORD	12/12/2011
PERDIGÃO (MACEDÔNIA)	8277	RECORD	05/22/2008
PERDIGÃO (MALAISIA)	98008904	RECORD	07/30/2008
PERDIGÃO (OAPI)	48789	RECORD	10/23/2013
PERDIGÃO (OMÃN)	5688	RECORD	07/03/2011
PERDIGÃO (PARAGUAY)	239.973	RECORD	09/04/2011
PERDIGÃO (PERU)	94325	RECORD	01/23/2014
PERDIGÃO (PERU)	94495	RECORD	01/28/2014
PERDIGÃO (PORTUGAL)	210.437	RECORD	07/19/2008
PERDIGÃO (ENGLAND)	2173369	RECORD	07/29/2008
PERDIGÃO (CZECH REPUBLIC)	220.355	RECORD	05/25/2008
PERDIGÃO (RÚSSIA)	180023	RECORD	05/21/2008
PERDIGÃO (ROMANIA)	58822	RECORD	01/20/2014
PERDIGÃO (SWITZERLAND)	176.751	RECORD	05/22/2011
PERDIGÃO (SWEDEN)	517991	RECORD	10/24/2013
PERDIGÃO (SURINAME)	18890	RECORD	10/17/2013
PERDIGÃO (TAIWAN)	1123850	RECORD	10/16/2014
PERDIGÃO (TAIWAN)	1123930	RECORD	10/16/2014
PERDIGÃO (EU)	3840097	RECORD	05/17/2014
PERDIGÃO (URUGUAY)	343.215	RECORD	09/10/2012
PERDIGÃO (UZBEKISTAN)	MGU13053	RECORD	11/12/2013
PERDIGÃO (VENEZUELA)	2003-12729	RECORD	09/26/2015
PERDIGÃO (VENEZUELA)	2003-12730	RECORD	09/26/2015
PERDIGÃO CHESTER	815903375	RECORD	11/10/2012
PERDIGÃO CHESTERELLA	821996029	RECORD	11/01/2015
PERDIGÃO CHESTER (PORTUGAL)	260010	RECORD	12/20/2014
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	RECORD	09/25/2011
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	RECORD	09/25/2011
PERDIGÃO MORTADELLE	818497335	RECORD	05/05/2008
PERDIGÃO NUGGETS (URUGUAY)	309.251	RECORD	08/26/2009
PERDIGÃO OURO	800192265	RECORD	12/21/2012
PERDIGÃO S/A COMÉRCIO E INDÚSTRIA (ESPANHA)	1.057.598	RECORD	01/17/2014
PERDIGÃO SUPER PRÁTICOS	819192414	RECORD	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192457	RECORD	12/15/2008
PERDISA	007003005	RECORD	10/10/2009
PERDIX (GERMANY)	30234186	RECORD	01/31/2011
PERDIX (ANGOLA)	10083/02	RECORD	07/31/2012

PERDIX (SAUDI ARABIA)	751/77	RECORD	01/22/2013
PERDIX (SAUDI ARABIA)	644/98	RECORD	01/22/2013
PERDIX (SAUDI ARABIA)	746/19	RECORD	08/06/2011
PERDIX (ARGENTINA)	1.912.251	RECORD	02/05/2008
PERDIX (ARGENTINA)	2.036.579	RECORD	02/06/2013
PERDIX (ARGENTINA)	2.036.580	RECORD	07/28/2015
PERDIX (ARUBA)	22519	RECORD	01/08/2014
PERDIX (BENELUX)	726768	RECORD	11/19/2010
PERDIX (BERMUDAS)	40513	RECORD	06/06/2015
PERDIX (BERMUDAS)	40514	RECORD	10/03/2010
PERDIX (BOLIVIA)	98359-C	RECORD	10/03/2010
PERDIX (BOLIVIA)	98360-C	RECORD	03/26/2012
PERDIX (BOLIVIA)	99398-C	RECORD	03/11/2015
PERDIX (CANADÁ)	TMA601,297	RECORD	02/04/2014
PERDIX (CHILE)	672.987	RECORD	09/09/2013
PERDIX (CHINA)	3022020	RECORD	01/06/2013
PERDIX (CHINA)	3150938	RECORD	04/21/2013
PERDIX (SINGAPURE)	T02/05878G	RECORD	05/03/2012
PERDIX (SINGAPURE)	T03/20394B	RECORD	12/18/2013
PERDIX (CINGAPURA)	T03/20396I	RECORD	12/18/2013
PERDIX (UNITED ARAB EMIRATES)	35781	RECORD	11/25/2011
PERDIX (UNITED ARAB EMIRATES)	50846	RECORD	03/10/2014
PERDIX (UNITED ARAB EMIRATES)	50847	RECORD	03/10/2014
PERDIX (SPAIN)	2.505.924	RECORD	10/01/2012
PERDIX (GRANADA)	59/2003	RECORD	07/01/2012
PERDIX (GRÉECE)	148.022	RECORD	07/30/2012
PERDIX (HAITI)	250 REG-141	RECORD	07/01/2013
PERDIX (NETHERLANDS)	9116	RECORD	10/30/2013
PERDIX (HONG KONG)	200316528	RECORD	01/08/2009
PERDIX (YEMEN)	15604	RECORD	11/18/2011
PERDIX (YEMEN)	19700	RECORD	04/18/2014
PERDIX (YEMEN)	19701	RECORD	04/18/2014
PERDIX (IRÃN)	112195	RECORD	01/10/2014
PERDIX (IRAQ)	40660	RECORD	03/17/2017
PERDIX (JAPÃN)	4584326	RECORD	07/05/2012
PERDIX (JAPÃN)	4841822	RECORD	02/25/2015
PERDIX (JORDAN)	70672	RECORD	06/16/2013
PERDIX (KUWAIT)	51122	RECORD	08/12/2011
PERDIX (LEBANON)	94241	RECORD	06/13/2018
PERDIX (LITHUANIA)	45.942	RECORD	05/21/2008
PERDIX (MACAU)	N9307	RECORD	05/11/2011
PERDIX (MACAU)	12943	RECORD	05/11/2014
PERDIX (MACAU)	12944	RECORD	05/11/2014
PERDIX (OMÃN)	29097	RECORD	09/30/2012
PERDIX (PARAGUAY)	273451	RECORD	11/17/2014

PERDIX (PARAGUAY)	273452	RECORD	11/17/2014
PERDIX (PERU)	93941	RECORD	01/08/2014
PERDIX (PERU)	94305	RECORD	01/23/2014
PERDIX (ENGLAND)	2305077	RECORD	07/11/2012
PERDIX (DOMINICAN REPUBLIC)	2003-4769	RECORD	04/30/2013
PERDIX (CZECH REPÚBLIC)	268296	RECORD	01/20/2014
PERDIX (CZECH REPÚBLIC)	247554	RECORD	11/10/2010
PERDIX (RUSSIA)	264755	RECORD	02/28/2013
PERDIX (SURINAME)	18891	RECORD	10/17/2013
PERDIX (TAIWAN)	1063992	RECORD	10/31/2013
PERDIX (TAIWAN)	1067859	RECORD	10/31/2013
PERDIX (TRINIDAD E TOBAGO)	33293	RECORD	09/03/2012
PERDIX (EU)	2832129	RECORD	08/28/2012
PERDIX (URUGUAY)	351.788	RECORD	07/05/2014
PERDREAU GRIS	815216629	RECORD	03/24/2012
PERDREAU ROUGE	815216637	RECORD	03/24/2012
PERDRIX GRISE	815216602	RECORD	03/24/2012
PERDRIX ROUGE	815216610	RECORD	03/24/2012
PIG PLUS	814543154	RECORD	09/04/2010
PIRULICHA	811546454	RECORD	01/28/2016
PIRULICHA	811749550	RECORD	07/08/2006
PIZZY	814974856	RECORD	09/03/2011
PIZZY	814974864	RECORD	09/03/2011
PIZZY	814974872	RECORD	09/03/2011
PIZZY	814974880	RECORD	09/03/2011
PIZZY	814974910	RECORD	09/03/2011
PIZZY	814974929	RECORD	09/03/2011
PIZZY	814974937	RECORD	09/03/2011
PIZZY	814974945	RECORD	09/03/2011
PIZZY	815306520	RECORD	05/05/2012
POLLOLINDO (PARAGUAY)	234.464	RECORD	04/26/2011
POLLOLINDO (URUGUAY)	318722	RECORD	09/27/2012
PORK PLUS	814543103	RECORD	08/28/2010
PRESUNTEKO	811880753	RECORD	03/25/2016
PRESUNTO COZIDO PERDIGÃO SUPREME	818475579	RECORD	05/05/2008
PROTEAX	200063669	RECORD	07/26/2015
PROTEAX	821914308	RECORD	07/26/2015
QUANDO É PERDIGÃO NINGUÉM FALA NÃO	817742611	RECORD	04/30/2006
RECHEADOS SUPER PRÁTICOS BRÓCOLIS	819192422	RECORD	12/15/2008
ROCK DOG	812641027	RECORD	04/19/2008
SALAMENINGUE	814821626	RECORD	11/26/2011
SALAMINI	810071088	RECORD	10/11/2013
SALSICHESTER	814578942	RECORD	11/20/2010
SALSICHOLÉ	811730352	RECORD	02/04/2016

SALSICHOLITO	811730301	RECORD	02/04/2016
SAMARA (SAUDI ARABIA)	314/59	RECORD	11/02/2013
SAUDÁVEL & NATURAL	821492446	RECORD	06/28/2015
SAUDÁVEL & NATURAL	821492462	RECORD	06/28/2015
SAVEL	006975909	RECORD	08/25/2009
SELF SERVICE	815090633	RECORD	03/04/2012
SOYACOLAT	814692869	RECORD	12/04/2010
SOYAFLAN	814692877	RECORD	12/04/2010
SOYEX	200057006	RECORD	03/29/2015
SOYEX	200072625	RECORD	12/06/2015
SOYEX	821830732	RECORD	03/29/2015
SOYEX	821914286	RECORD	12/06/2015
SOYEX-M	200057014	RECORD	03/29/2015
SOYEX-M	200058959	RECORD	05/24/2015
SOYEX-M	821912496	RECORD	05/24/2015
SOYEX-M	821830759	RECORD	03/29/2015
SOYMAX	200062395	RECORD	07/05/2015
SOYMAX	821914294	RECORD	07/05/2015
SOYMAX-M	200058932	RECORD	05/24/2015
SOYMAX-M	821912470	RECORD	05/24/2015
SOYMAX-M	821830783	RECORD	05/22/2015
SPECIALBURGER	816231370	RECORD	05/18/2013
SPLENDIDO	816519064	RECORD	04/12/2014
SPLENDIDO	816519080	RECORD	10/19/2013
SPLENDIDO	816519102	RECORD	10/19/2013
SPLENDIDO	816519110	RECORD	10/19/2013
STICKS DE FRANGO PERDIGÃO	820970948	RECORD	12/04/2011
STICKS DE QUEIJO PERDIGÃO	820970964	RECORD	12/04/2011
STICKS PERDIGÃO	200028510	RECORD	09/24/2012
STICKS PERDIGÃO	820970956	RECORD	09/24/2012
STILTS	818177365	RECORD	02/25/2007
SULINA	003468879	RECORD	03/06/2007
SULINA	007075723	RECORD	03/10/2010
SULINA	817078207	RECORD	11/28/2015
SULINA (ARUBA)	9224	RECORD	01/14/2014
SULINA (SINGAPURE)	T97/11522H	RECORD	09/19/2007
SULINA (RUSSIA)	295270	RECORD	06/07/2014
SULINA (UZBEKISTÃN)	MGU 13395	RECORD	07/16/2014
SUN PERDIGÃO	813530938	RECORD	04/10/2010
SUN PERDIGÃO	813637716	RECORD	05/02/2009
SUPPER	200058983	RECORD	05/24/2015
SUPPER	821917099	RECORD	05/24/2015
SUPPER-M	200058940	RECORD	05/24/2015
SUPPER-M	821912488	RECORD	05/24/2015

SUPPER-M	821830775	RECORD	03/22/2015
SUPREME DE FRANGO	815090676	RECORD	03/03/2012
TAKE HOME	811880788	RECORD	10/30/2009
TASKILAS	800223314	RECORD	12/21/2012
TASKILAS	811759261	RECORD	03/11/2016
TENDER PERDIGÃO	822050617	RECORD	12/06/2015
TENNESSEE	814003818	RECORD	08/29/2009
TICKET MEAT	814821618	RECORD	07/23/2011
TOQUE DE SABOR	815082029	RECORD	11/28/2015
TOQUE DE SABOR	815090668	RECORD	06/16/2012
TOQUE DE SABOR	821035487	RECORD	05/07/2012
TOQUE DE SABOR	821037552	RECORD	04/30/2012
TOQUE NATURAL	821359290	RECORD	11/11/2013
TOQUE NATURAL	821359304	RECORD	03/25/2013
TORTELETA	817527257	RECORD	01/16/2016
TORTELETA	817527265	RECORD	11/16/2006
TROPEIRO	813185009	RECORD	02/16/2014
TV LANCHE	811880761	RECORD	03/25/2016
UNEF	810684268	RECORD	10/25/2013
UNEF (SAUDI ARABIA)	113/36	RECORD	10/02/2012
UNEF (SAUDI ARABIA)	728/84	RECORD	03/09/2012
UNEF (BAHRAIN)	TM 33621	RECORD	07/21/2013
UNEF (SINGAPURE)	5296/84	RECORD	10/11/2011
UNEF (UNITED ARAB EMIRATES)	19207	RECORD	07/09/2006
UNEF (HONG KONG)	300075131	RECORD	09/08/2013
UNEF (YEMEN)	17696	RECORD	06/08/2013
UNEF (IRÃN)	71374	RECORD	06/08/2013
UNEF (JORDAN)	72314	RECORD	10/26/2013
UNEF (KUWAIT)	13285	RECORD	12/08/2013
UNEF (KUWAIT)	38579	RECORD	04/16/2012
UNEF (LEBANON)	73.974	RECORD	06/12/2018
WINDSURF	811904792	RECORD	08/26/2006
X DOG	812663985	RECORD	06/21/2014

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

01	Cold Storage Poultry/Pork				RUA 15 DE NOVEMBRO, S/N.
VIDEIRA	SC	222.465	65.807	25	YES	YES	NO

02	Cold Storage Pork			AV. PRES. CASTELO BRANCO, 141
HERVAL D´ÓESTE	SC	29.219	25.539	30	YES	NO	NO

03	Cold Storage Processing			RUA SAUL BRANDALISE, 118
SALTO VELOSO	SC	42.744	11.410	25	YES	NO	NO

04	Cold Storage - Processing	RUA ERNESTO HACHAMANN, 585
CAPINZAL	SC	30.643	8.052	30	YES	YES	NO

05	Cold Storage Poultry			EST. CAPINZAL/CAMPOS NOVOS, KM 6
CAPINZAL	SC	629.200	25.768	20	YES	NO	NO

06	Cold Storage Pork			AV. PRES. VARGAS, 1040
MARAU	RS	186.012	16.069	30	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

07	Cold Storage Poultry			RODOVIA RS-324, KM 76
MARAU	RS	97.789	15.930	20	YES	NO	NO

08	Cold Storage Poultry/Pork			AV. ARTHUR OSCAR, 1706
SERAFINA CORREA	RS	372.599	25.365	30	YES	YES	NO

09	SALES BRANCH			AV GETULIO VARGAS, 5705
PORTO ALEGRE	RS	11.610	2.325	9	NO	NO	NO

10	PROCESSING			RODOVIA BR 116, KM 255
LAGES	SC	529.796	8.590	25	YES	NO	NO

11	POULTRY FARM APARECIDA			LINHA APARECIDA
VIDEIRA	SC	121.000	3.917	20	NO	YES	NO

12	SALES BRANCH			VARIOUS
CAMPINAS	SP	37.821	5.732	3	YES	NO	NO

13	POULTRY FARM RIO DAS PEDRAS			ESTR. MUNICIPAL R. DAS PEDRAS
VIDEIRA	SC	2,880.726	72.318	22	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

14	POULTRY FARM SANTA GEMA			ESTR. MUNICIPAL STA. GEMA
VIDEIRA	SC	1,810.000	38.000	25	YES	YES	NO

15	POULTRY FARM LIBERATA			ROD. FRAIBURGO/M. CARLO, KM 10
FRAIBURGO	SC	1,634.425	41.675	22	YES	YES	NO
16	POULTRY FARM IRAKITAN			VILA PASSO DA FELICIDADE
TANGARÁ	SC	4,530.173	28.808	20	YES	YES	NO

17	POULTRY FARM MONTE CARLO			ROD. FRAIBURGO/M. CARLO, KM 15
MONTE CARLO	SC	880.500	2.991	18	NO	YES	NO

18	HOG FARM SÃO ROQUE			VILA SÃO ROQUE, S/N.
VIDEIRA	SC	2,067.748	48.479	21	YES	NO	NO

19	GRAIN SILO AND PURCHASING			ROD. SC 473, KM 10
CAMPO ERE	SC	34.430	3.667	12	YES	NO	NO

20	POULTRY/HOG FARM HERVAL D´OESTE			ESTR. LUZERNA, KM 15
HERVAL D´OESTE	SC	496.943	23.377	20	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

21	POULTRY FARM ALTO ALEGRE			ESTR. MUNICIPAL, KM 19
CAPINZAL	SC	537.760	29.003	22	YES	NO	NO

22	POULTRY/HOG FARM AUREA			ESTR. CAPINZAL/PIRATUBA, KM 7
CAPINZAL	SC	1,549.920	71.965	20	YES	NO	NO

23	POULTRY FARM PRATA			ESTR. CAPINZAL/PIRATUBA, S/N.
CAPINZAL	SC	386.001	14.254	22	YES	NO	NO

24	ARAUCÁRIA FARM AND HATCHERY			ESTRADA TRONCO SÃO JOÃO S/N, KM 10
CARAMBEÍ	PR	4,670.000	27.020	4	YES	NO	NO

25	CARAMBEÍ COLD STORAGE			AV DOS PIONEIROS, 2510
CARAMBEÍ	PR	59.463	34.550	4	YES	YES	NO

26	GRANDPARENTS FARM RIO CLARO			ROD SP 225, KM 116
RIO CLARO	SP	1,059.830	10.438	6	YES	YES	NO

27	POULTRY FARM GAURAMA			LINHA SÃO PEDRO
GAURAMA	RS	894.200	28.554	17	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

28	POULTRY FARM BORELLA			ROD RS 324, KM 83.3
MARAU	RS	1,892.800	33.500	23	YES	YES	NO

29	FARM SÃO TOMAZ			ROD BR 060, KM 436
RIO VERDE	GO	5,000.000	92.919	6	YES	NO	NO

30	POULTRY FARM CARRERO			LINHA GAL. NETO, S/N.
SERAFINA CORREA	RS	774.516	24.971	17	YES	NO	NO

31	POULTRY AND PORK COLD STORAGE PROCESSING			ROD BR 060 KM 432
RIO VERDE	GO	2,000.000	154.210	5	YES	YES	NO

32	COLD STORAGE PROCESSING			RODOVIA RS 324 km 76,2
MARAU	RS	19.293	11.382	7	YES	NO	NO

33	SANTO ANDRE TURKEY FARM			ESTRADA CARAMBEÍ – TIBAGI S/N KM30
CARAMBEÍ	PR	5,715.307	13.953	4	YES	NO	NO

34	POULTRY FARM ARCEBURGO			ROD. MG-449, KM 7.88
ARCEBURGO	MG	1,645.750	14.480	15	YES	YES	YES	06/26/1991	06/25/2041

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

35	POULTRY FARM STO. A. DA PALMA			LINHA GRANDE
STO. A. DA PALMA	RS	987.500	40.465	10	YES	YES	NO

36	RIO VERDE FARM II			ROD BR 0601 KM 397
RIO VERDE	GO	17,704.753	74.449	5	YES	YES	NO

37	FARM/HATCHERY - CHESTER			ESTR. MUNICIPAL DUAS PONTES, s/n
CAPINZAL	SC	788.920	8.897	10	YES	YES	NO

38	HATCHERY R. DAS PEDRAS			ROD. SC-453, KM50
VIDEIRA	SC	23.523	4.601	25	YES	YES	NO

39	HATCHERY CAPINZAL			ESTR. CAPINZAL/SETE, S/N.
CAPINZAL	SC	326.852	2.315	25	YES	YES	NO

40	HATCHERY			AVENIDA 3, S/N
RIO CLARO	SP	36.495	1.405	22	YES	YES	NO

41	HATCHERY MARAU			RODOVIA RS-324, KM 2
MARAU	RS	124.630	8.831	20	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

42	REFORESTING SAVOIA			LINHA CAPINZAL – RICARDOPOLIS KM 3
CAPINZAL	SC	802.505	0.000	20	NO	NO	NO

43	REFORESTING DO SALTO DO LEÃO			HERVAL VELHO ROAD, SALTO DO LEÃO, KM 10
CAMPOS NOVOS	SC	5,292.633	0.775	20	NO	NO	NO

44	REFORESTING BAIA I			ROD. MUNICIPAL FRAIBURGO – FARM MORAES
FRAIBURGO	SC	2,609.347	0.000	20	NO	YES	NO

45	REFORESTING BAIA II			ESTR. R. ANTAS/P. LISA KM 14
RIO DAS ANTAS	SC	5,943.028	0.300	20	NO	YES	NO

46	REFORESTING CALMON			ESTR. CAÇADOR/P. UNIÃO, KM 22
MATOS COSTA	SC	13,705.446	0.800	20	NO	NO	NO

47	REFORESTING MONTE CARLO			ROD. M. CARLO/FRAIBURGO, KM 15
MONTE CARLO	SC	669.942	0.144	25	NO	NO	NO

48	REFORESTING LARANJEIRAS			ESTR. MARAU/CAMPO DO MEIO, KM 16
MARAU	RS	800.424	0.000	20	NO	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

49	REFORESTING SÃO J. RIZZI			SÃO JOSÉ DOS RIZZI
MARAU	RS	1,088.239	0.000	20	NO	NO	NO

50	REFORESTING TAQUARA VERDE			ROD. MACIEIRA, 477
MACIEIRA	SC	6,720.034	0.580	20	NO	YES	NO

51	REFORESTING SERAFINA CORREA			LINHA MOREIRA CESAR
SERAFINA CORREA	RS	604.996	0.269	20	NO	NO	NO

52	REFORESTING P. FELICIDADE			VILA PASSO DA FELICIDADE
VIDEIRA	SC	1,762.222	0.000	20	NO	NO	NO

53	ANIMAL FEED MILL			RUA WENCESLAU BRAS, S/N
CATANDUVAS	SC	37.795	6.280	22	YES	NO	NO

54	GRAIN PURCHASE			RODOVIA RS-331, KM 15
GAURAMA	RS	36.850	3.776	20	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

55	CALIFÓRNIA FARM			ROD. SP – 225, KM 115
BROTAS	SP	2,905.129	15.390	22	YES	YES	NO

56	ANIMAL FEED MILL			RODOVIA PR 180, KM 02
FRANCISCO BELTRÃO	PR	22.484	2.642	18	YES	YES	NO

57	CEREAL WAREHOUSING SILO			RODOVIA RS 324, KM 81.7
MARAU	RS	109.037	3.874	18	YES	NO	NO

58	GRAIN PURCHASING AND SILO			RUA FREDERICO UNSTANDT, 221
XANXERÊ	SC	18.045	4.025	18	YES	NO	NO

59	GRAIN PURCHASING AND SILO			ROD. BR 158, KM 338
PATO BRANCO	PR	12.164	2.982	20	YES	YES	NO

60	GRAIN PURCHASING AND SILO			ROD. PR 469 – KM 5
PATO BRANCO	PR	188.849	2.826	22	YES	YES	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

61	GRAIN PURCHASING AND SILO			ROD. SC. 422, KM 825
TAIO	SC	28.000	0.800	16	YES	NO	NO

62	GRAIN PURCHASING AND SILO			ROD. RS. 129, KM 14
SERAFINA CORREA	RS	15.000	1.825	7	YES	YES	NO

63	CEREAL PURCHASING			RUA SALDANHA MARINHO, 3535
GUARAPUAVA	PR	24.775	1.596	20	YES	YES	NO

64	SALES BRANCH			ASA NORTE QUADRA 04, 565
BRASÍLIA	DF	6.000	0.985	22	YES	NO	NO

65	SALES BRANCH			AV. WENCESLAU BRAZ, 255
CURITIBA	PR	6.987	3.584	22	YES	YES	NO

66	SALES BRANCH			ROD. BR-101, KM 265
VITÓRIA	ES	22.250	4.596	16	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

67	SALES BRANCH			AV. ACRÍSIO MOTA, 350
RIO DE JANEIRO	RJ	18.522	5.474	24	YES	NO	NO

68	CATANDUVAS TURKEY HATCHERY			ESTRADA CARAMBEI CATANDUVAS S/N KM4
CARAMBEÍ	PR	48.000	1.221	4	YES	NO	NO

69	SALES BRANCH			ESTR. GER.- FORQUILHAS, 4138
SÃO JOSÉ	SC	112.934	4.523	25	YES	NO	NO

70	SALES BRANCH			RUA 2, Nº 500
CONTAGEM	MG	11.634	2.177	10	YES	YES	NO

71	ADMINISTRATION			AV. ESCOLA POLITÉCNICA, 760
SÃO PAULO	SP	21.430	12.814	16	YES	NO	NO

72	ANIMAL FEED MILL			AV JULIO BORELLA, 2236
MARAU	RS	90.575	3.867	7	YES	NO	NO

73	ADMINISTRATION			RUA DUQUE DE CAXIAS, 3
MARAU	RS	2.500	1.477	18	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

74	ADMINISTRATION			RUA SAUL BRANDALISE, 39
VIDEIRA	SC	2.065	5.148	30	YES	NO	NO

75	ADMINISTRATION			RUA ARTHUR OSCAR, 1706
SERAFINA CORREA	RS	1.339	1.069	25	YES	NO	NO

76	REFORESTING AND FARM CISP			ESTR. MUNICIPAL CATANDUVAS/ P. LISA, KM 4
CATANDUVAS	SC	9,309.182	83.437	9	YES	YES	NO

77	OIL EXTRACTION			RODOVIA SC - 453, KM 50
VIDEIRA	SC	111.160	36.932	25	YES	NO	NO

78	OIL EXTRACTION			AV. JULIO BORELLA, 2236
MARAU	RS	74.601	17.002	25	YES	NO	NO

79	CEREAL WAREHOUSING AND SILO			AVENIDA B S/N.
VIDEIRA	SC	17.701	2.100	22	YES	NO	NO

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

80	SALES BRANCH			BR 116, KM 4
FORTALEZA	CE	13.770	1.710	7	YES	YES	NO

81	SALES BRANCH			AV. NOSSA SENHORA DE FATIMA, 1262
CUBATÃO	SP	14.534	3.445	7	YES	NO	NO

82	SALES BRANCH			BR 324, KM 7.5
SALVADOR	BA	25.985	3.429	7	YES	YES	NO

86	OTHERS			VARIOUS
VARIOUS	SC	2,165.000	44.000	0	NO	NO	NO

14.01 OUTLOOK AND/OR RESULTS

Related to the Company estimations for 2005, the performance was as follows:

	Estimate	Effective
• Investments	R$ 290 million	R$ 280 million

• Gross Sales	R$ 5.9 billion	R$ 5.9 billion

• Sales Growth of Frozen and Chilled Products (volumes)	10%	11%

Exports (volumes)	14%	14%

Domestic Market	8%	8%

The Company reached the projection to growth in volumes sold and investments in 2005.

STRATEGIES AND OUTLOOK

The Company has budgeted capital expenditures of R$ 440 million in 2006,  priority being given to the expansion of installed capacity.

Continued growth through the reinforcement of the economic-financial, social and environmental pillars supporting the Company’s business.

The year was one of challenges and achievements for Perdigão. In spite of the political and economic issues facing Brazil and  the international market, as well as the unexpected animal health risks arising from avian influenza and foot and mouth outbreaks, the Company more than met  growth targets established in 2004.

The good results were instrumental in redoubling the confidence in the future based on the economic, social and environmental pillars built up over the years. This has been particularly so since 1994 when professional management and joint shareholding control was introduced. The objective is to reinforce these pillars still more and maintain them fully integrated through a management system capable of continually promoting business growth.

The outlook for 2006 is encouraging. Analysts are forecasting growing employment with higher consumer disposable incomes. This should certainly feed through to increased domestic sales. While avian influenza could cause a slide in demand and prices on the international market in the early months of 2006, the outlook for the second half of the year is more favorable.

The Company has budgeted some R$ 440 million in capital expenditures for the year. Investments in the Mineiros Agroindustrial Complex as well as other industrial units under construction will be prioritized to ensure that sales targets are met.

Strategy

We have set the following key objectives for 2006 for maintaining sustainable growth, economic-financial, social and environmental development, new job creation and expansion of the businesses:

Financial

Optimize capital expenditures, with a reduction in debt and greater profitability. We would contemplate hedging our positions in the event of any major volatility in grain prices, and interest rates or US dollar rates. Other objectives are the maximization of the price of corporate equities and the recognition of the value of the Company based on its cash generation.

Domestic Market

Launch 30 new products and increase sales to the food service industry.  Consolidate the market for beef with higher value-added products. Company forecasts are for around 10% growth in sales volume of frozen and chilled items.

Exports

Expand the international office network for supporting the continued increase in exports, consolidate sales of beef products and expand into new markets, increase the customer base and add value to all the meat segments.

Operations

Priority will be given to the completion of the construction of the industrial units at the Mineiros Agroindustrial Complex, operations at which are scheduled to begin in the second half of 2006. A further challenge will be to implement Perdigão production standards at the recently acquired Nova Mutum and Jataí units to ensure that targets for productivity, quality and production stability are reached.

Business Development

Maximize all the opportunities for expanding, acquisition and leasing of industrial units needed to achieve the sales growth forecast for the domestic and export markets.

The Company increased its sales volume of frozen and chilled products at an annual average rate of 14% over the last 10 years.

14.02- ADDITIONAL INFORMATION, BUT NOT OBLIGATION

FISCAL COUNCIL

VANDERLEI MARTINS - Chairman of the Fiscal Council. Elected by the signers of the voting shareholders’ agreement.

ATTÍLIO GUASPARI – Member of the Fiscal Council. Elected by the signers of the voting shareholders’ agreement.

WILSON JOSÉ WATZKO – Member of the Fiscal Council. Elected by the minority shareholders.

BOARD OF DIRECTORS

EGGON JOÃO DA SILVA – Chairman of the Board of Directors. Elected by the minority shareholders.

FRANCISCO FERREIRA ALEXANDRE – Vice Chairman of the Board of Directors. Elected by the signers of the voting shareholders’ agreement.

WILSON CARLOS DUARTE DELFINO – Board member. Elected by the signers of the voting shareholders’ agreement.

JAIME HUGO PATALANO – Board member. Elected by the signers of the voting shareholders’ agreement.

FRANCISCO FRANÇUY VENÂNCIO BRAGA – Board member. Elected by the signers of the voting shareholders’ agreement.

CLÁUDIO SALGUEIRO GARCIA MUNHOZ – Board member. Elected by the signers of the voting shareholders’ agreement.

LUIS CARLOS FERNANDES AFONSO – Board member. Elected by the signers of the voting shareholders’ agreement.

NEW MARKET (NOVO MERCADO)

The Management at Perdigão S.A. is seeking to improve the degree of corporate governance, and ensure equalization of shareholder rights, and greater visibility, transparency and liquidity for the shareholders and investors, as well as the creation of a solid basis for sustaining, growing and perpetuating the Company’s businesses and activities. As such and in compliance with paragraph 4 of article 157 of Law 6,404/76, as well as pursuant to CVM Instruction 358 of January 3 2002, the Company wishes to announce to its shareholders and to investors in general that:

The Board of Directors, at its meeting on February 17 2006, approved:

(I) the convening of an Extraordinary General Shareholders Meeting to be held on March 8 2006 to decide on the following matters:

a.                                  the conversion of the total sum of preferred shares of the Company into   common shares in the proportion of one preferred share to one common share;

b.                                 the stock split of 200% of the shares making up the Capital Stock, so for each share the shareholder will receive two new shares;

c.                                      the adhesion of the Company to the rules of the São Paulo Stock Exchange’s (Bovespa) Novo Mercado and the migration of trading of the shares issued by the Company to Bovespa’s Novo Mercado; and

d.                                     the revision of the Company’s Bylaws.

(ii)                             the convening of the Special Meeting Shareholders’ of the holders of preferred shares issued by the Company pursuant to article 136, paragraph 1 of Law 6,404 of December 15 1976, to decide on the conversion of the total number of preferred shares of Perdigão into common shares, and also to be held on March 8 2006. Should this proposal be approved, the right of withdrawal is guaranteed to shareholders holding such shares on February 20 2006, pursuant to the current legislation;

The Company’s listing on the Novo Mercado, as well as the effective conversion of preferred into common shares and the stock split, once approved by the Perdigão’s shareholders, shall take place on April 12 2006;

SHAREHOLDERS’ COMPOSITION

Shareholders’ composition on 03.08.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,560	79.67	9,545,291	32.71	21,871,851	48.98
Management:
Board of Directors (*)	1,568,430	10.14	1,825,312	6.26	3,393,742	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,569,067	10.14	17,674,215	60.57	19,243,282	43.10
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,497	20.28	19,499,541	66.82	22,637,038	50.70

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

Shareholders’ composition on 04.29.05

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,657	79.67	9,666,485	33,13	21,993,142	49.25
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	17,553,021	60.15	19,121,990	42.83
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,400	20.28	19,378,347	66.41	22,515,747	50.42

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

Shareholders’ composition with more than 5% of voting capital on 03.08.06:

	Common shares	%	Preferred shares	%
Previ – Caixa Prev. Func. Bco. Brasil	2,865,317	18.52	3,972,428	13.62
Fun. Telebrás Seg. Social – Sistel	2,766,914	17.88	95,830	0.33
Petros – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,834,061	9.71
Fapes (Fund. Assist. Prev. Social)-BNDES	2,040,884	13.19	—	—
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
Real Grandeza Fundação de APAS	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	100,000	0.34
Valia – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ-Banerj	514,805	3.33	151,060	0.52
Sub-total	15,049,833	97.27	10,466,337	35.87
Others	422,124	2,73	18,714,090	64.13
Total	15,471,957	100.00	29,180,427	100.00

(*) Shareholders that are not part to a Shareholders’ Agreement.

Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,445	97.03	34,858	10.58
Others	8,555	2.97	294,769	89.42
Total	288,000	100.00	329,627	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,192	6.58	—	—
Décio da Silva	6,192	6.58	—	—
Solange da Silva Janssen	6,192	6.58	—	—
Katia da Silva Bartsch	6,192	6.58	—	—
Marcia da Silva Petry	6,192	6.58	—	—
Miriam Voigt Schwartz	10,318	10.96	—	—
Valsi Voigt	10,318	10.96	—	—
Cladis Voigt Trejes	10,318	10.96	—	—
Diether Werninghaus	7,791	8.28	—	—
Martin Werninghaus	7,791	8.28	—	—
Heide Behnke	7,791	8.28	—	—
Others	8,844	9.38	—	—
	94,131	100.00	—	—

Bradesco Vida e  Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	182,381	100.00	—	—
Total	182,381	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	627,530	100.00	—	—

Total	627,530	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	273,034,854	48.38	1,058,742	0.22
Fundação Bradesco	71,022,366	14.50	19,601,306	4.00
Banco Bilbao Vizcaya Argentaria S.A.*	24,732,570	5.05	8,999,172	1.84
Banco Espírito Santo S.A.	26,154,826	5.34	—	—
Others	130,969,688	26.73	460,279,618	93.95
Total	498,914,304	100.00	489,938,838	100.00

Domicilied abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,333,056,605	44.43	—	—
Fundação Bradesco	1,724,997,712	32.85	—	—
Lia Maria Aguiar	417,744,408	7.96	—	—
Lina Maria Aguiar	442,193,236	8.42	—	—
Others	332,631,968	6.34	—	—
Total	5,250,623,929	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	91,340,406	46.30	209,037,114	98.35
Elo Participações S.A. (f)	105,932,096	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,511,005	1.65
Total	197,272,502	100.00	212,548,119	100.00

Elo Participações S.A. (f)

	Common shares	%	Preferred shares	%
Lázaro de Mello Brandão	7,882,512	5.84	—	—
Others	127,172,555	94.16	63,696,161	100.00
	135,055,067	100.00	63,696,161	100.00

Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 03.08.06:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,560	79.67	9,545,291	32.71
b) Executive officers and Fiscal Council (*)	1,568,430	10.14	1,825,326	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	161	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 03.08.06 there were 23,584,164 free float shares, 52.82% of total issued, an amount of 3,137,497 common shares and 20,446,667 preferred shares, representing 20.28% and 70.07%, respectively.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

RELEASE 03.08.2006 - ANNOUNCEMENT TO THE MARKET

Pursuant to Instruction CVM 358 of January 3 2002, Perdigão S.A. (“Company”), hereby notifies its shareholders and the market in general that its shareholders of preferred shares, at a Special Meeting, and its shareholders of common shares, at an Annual Ordinary and Extraordinary General Meeting, both held on March 8 2006, approved the conversion of all the Company’s preferred shares into common shares in the proportion of one to one, to become effective on April 12 2006, except in case of an event pursuant to Article 137, Paragraph 3 of Law 6.404/76.

Furthermore, at the above mentioned Annual Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the stock split on the basis of a ratio of 1 to 3 shares (200% - granting 2 new shares for each existing share); the amendment of the bylaws and the adhesion of the Company to the regulations of Bovespa’s New Market (Novo Mercado) and the migration of trading in the shares issued by the Company to Bovespa’s New Market. The efficacy of these approvals shall be conditional upon the effective conversion of the Company’s preferred shares into common shares.

Those shareholders objecting to the course of action decided by the Annual Ordinary and Extraordinary General Shareholders’ Meeting, held on March 8 2006, which approved the conversion of the Company’s preferred shares into common shares, may exercise their right of dissent in accordance with the legislation, conditional upon the following procedures:

•                  Shareholders that have proved ownership of shares issued by the Company, on February 20 2006, date of the first Convening Notice of the above-mentioned Annual Ordinary and Extraordinary General Meeting, may exercise right of dissent.

•                  The right of dissent may be exercised within a period of 30 (thirty) days from the date of the publication of the minutes of the Annual Ordinary and Extraordinary General Meeting held on March 8 2006, that is between March 9 2006 and April 7 2006, inclusive.

•                  The reimbursement values of the shares is R$ 27.52 (twenty-seven Reais, fifty-two centavos) per share, which corresponds to the shareholders’ equity value per share on December 31 2005.

•                  Dissenting shareholders must notify their dissent by delivering the documentation mentioned in item I, to the addresses mentioned under item II below:

I.     Required documents: Natural Person: taxpayers registration document (CPF), identity document (RG) and proof of current address; Corporate Person: taxpayers’ registration document (CNPJ), bylaws/articles of association with respective amendments, as well as the documents of the partners/ legal representatives (minutes of election, taxpayers’ registration document (CPF), identity document  (RG) and proof of current address. All documents must be in the form of notarized copies.

II.    Branches of Banco Itaú S.A., in Brazil, with specialized shareholder services departments as follows:

•                  SCS Quadra 3 - Edif. D´Angela, 30, Bloco A, Sobreloja - Centro - Brasília/DF

•                  AV. João Pinheiro 195, Subsolo - Centro - Belo Horizonte/MG

•                  R. João Negrão 65, Sobreloja - Centro - Curitiba/PR

•                  R. Sete de Setembro,746 - Térreo - Centro - Porto Alegre/RS

•                  R. sete de Setembro,99 - Subsolo - Centro - Rio de Janeiro/RJ

•                  R. Boa Vista,176 -1º subsolo - Centro - Sao Paulo/SP

•                  Av. Estados Unidos,50 - 2º andar - Comércio - Salvador/BA

III. The shareholders with shares held in custody with Companhia Brasileira de Liquidação e Custódia - CBLC (“CBLC”) may deliver notification of dissent directly to CBLC, through the intermediary of their brokers.

•                  Payment shall be effected through a credit entry to the shareholder’s current account or in accordance with notified banking domicile information, as from April 17 2006.

RELEASE 03.06.2006 - ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (“Company”), pursuant to CVM Instruction 358 of January 3 2002, announces to its shareholders and to the market in general that in the light of the Announcement of a Relevant Fact published on February 20 2006, which provides for the conversion of the Company’s preferred shares into common shares and the adhesion of the said Company to Bovespa’s Novo Mercado, and with a view to a disciplined transition between the Company’s current situation and the new condition as a company with a dispersed ownership, the shareholders, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros; Fundação Vale do Rio Doce de Seguridade Social – Valia; Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation) (jointly “Shareholders”), have signed and filed on this date, at the registered offices of the Company, a voting agreement (“Voting Agreement”). The said voting agreement disciplines the exercise of the voting rights of these shareholders with respect to the following matters: the election of the members of the Board of Directors of the Company; the election of the members of the Board of Executive Officers; the election of the members of the Fiscal Council of the Company; and any of the materials listed in Article 136 of Law 6,404 of December 15 1976.

In view of the new capital structure, the pension funds and former controllers of the Company shall hold less than 50% of the shares. The Voting Agreement, which shall come into effect on April 12 2006, is valid for a term of five years or until the participation of the funds shall be less than 20%. The mandatory binding of the shares to the Voting Agreement shall be exclusively with relation to the voting rights, the Shareholders being free, at any time, to transfer and encumber, in any way, totally or partially, their shares, independently of the need for any manifestation of intent on the part of the remaining Shareholders. The shares transferred to third parties shall automatically no longer be bound by the Voting Agreement. In addition to being filed with the Company, the Voting Agreement has of this date been filed with the Brazilian Securities and Exchange Commission - CVM, the US Securities and Exchange Commission - SEC, the São Paulo Stock Exchange - Bovespa and the New York Stock Exchange - NYSE.

RELEASE 03.06.2006 - PERDIGÃO’S FURTHER STEPS TOWARDS COMPLIANCE WITH NOVO MERCADO RULES

Perdigão’s pension fund shareholders have today (March 6) signed and filed with the appropriate authorities, a Voting Agreement covering various issues relating to the management of the Company, the pension funds also confirming their presence at the Shareholders’ Meetings to be held for disciplining the transition between the Company’s current and new status as a company with a dispersed ownership. This act represents one more step – as already announced in February – towards the Company’s compliance with Novo Mercado rules and the equalization of shareholders’ rights. Once the new capital structure is in place, the pension funds and former controlling shareholders will hold less than 50% of Perdigão’s shares.

The Agreement, which has just been signed, will come into effect on April 12 2006 for a term of five years or until the participation of these shareholders is reduced to less than 20%, in line with the transition to the dispersed ownership format to be adopted by the Company. The Agreement governs the exercising of voting rights by the shareholders, signatories to the Agreement, with respect to the following matters: the election of the members of the Board of Directors; the election of the executive officers; the election of the Fiscal Council and any of the matters listed in Article 136 of Law 6,404/76.

The document — filed with the Brazilian Securities and Exchange Commission - CVM, the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission - SEC  and the New York Stock Exchange – NYSE, was signed by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros, Fundação Vale

do Rio Doce de Seguridade Social – Valia, Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation).

LISTING ON THE NOVO MERCADO

Perdigão’s adhesion to Bovespa’s Novo Mercado — a set of rules recognized as good corporate governance practices — was announced following its approval by the Board of Directors. Consequently, the Company will convert its preferred shares to common shares as part of the process of enhancing transparency and liquidity in relation to shareholders and investors as well as providing the basis for its future growth and the sustainability of its businesses.

The new model is a component part of a modern project developed by the pension funds for ensuring better results for all the shareholders as well as contributing to the consolidation of the Brazilian capital markets. The Novo Mercado listing represents a singular opportunity for both domestic and international investors, since only Company shares enjoying strictly equal rights will be traded in the market.

Once it has listed on the Novo Mercado, Perdigão is to adopt a mechanism for avoiding shareholding concentrations. Should a shareholder or group of shareholders control a quantity of shares in excess of 20% of the total, then it is mandatory on the shareholder or group of shareholders to make a public offering of shares (POS). This process having been concluded, each share acquired shall enjoy an additional remuneration of 35% on the average value of the share price for the 90-day period prior to the share offering.

The offering price may also be based on the economic value established in the appraisal report or, alternatively, 135% of the share issue price for  increases in the capital stock over the previous 24 months, whichever value is the higher.

EQUAL RIGHTS FOR SHAREHOLDERS

Perdigão is the first Brazilian company in the food sector to adhere to  the Novo Mercado and will be among the 20 companies, out of the 378 that trade on the Stock Exchange, listed in this segment.

In order to complete the migration from Level 1 to the Novo Mercado,  Perdigão will convert the sum total of its non-voting preferred shares into common shares at the ratio of one preferred to one common share, at the same time, these shares undergoing a 200% stock split. While conversion is mandatory, shareholders are guaranteed withdrawal rights.

In addition to the amalgamation of shares into a single class, the Novo Mercado will bring with it other practices involving corporate rules, expanding and equalizing shareholder rights. For example, such rights would be enjoyed in the event of the sale of the Company or its delisting. Another innovation is the Company’s adhesion to the Arbitration Chamber, which provides a more agile response in the solution of eventual corporate disputes.

RELEASE 02.17.2006 - PERDIGÃO ADHERES TO NOVO MERCADO  (NEW MARKET) RULES

By adhering to the highest level of Corporate Governance, the company becomes the first Brazilian company in the food sector to adopt Novo Mercado criteria

Following approval by its Board of Directors, Perdigão announced on Friday, February 17, its adhesion to the São Paulo Stock Exchange’s (Bovespa) Novo Mercado, a set of corporate rules recognized as good corporate governance practices. As a result, the company is to convert its preferred shares into common shares thus seeking to achieve greater transparency and liquidity for shareholders and investors in addition to creating the foundations for the future growth and sustainability of its businesses.

With the introduction of the new capital structure, Perdigão will become a company with a dispersed ownership as opposed to a single group exerting shareholding control, a model successfully adopted by major international corporations.

The new model is part of a modern project adopted by the pension funds, which currently constitute the Company’s controlling block of shareholders. This model is designed to guarantee better results for the minority shareholders as well as contribute to the overall strengthening of the capital markets. For all investors, both domestic and international, the Novo Mercado represents a significant investment opportunity given that only company shares enjoying equal rights shall be traded under the criteria now adopted.

From the outset of its adhesion to Novo Mercado rules, Perdigão is to adopt a mechanism for avoiding shareholding concentration. Should a shareholder or group of shareholders gain control of a stake in the Company in excess of 20% of the total shareholding, then this will automatically trigger a public offering of shares (POS). As a result of this action, each share purchased will give its holder the right to an additional remuneration of 35% of the average share price for the 90 days prior to the date of the public offering.

The price of the offering may also be set at the economic value calculated on the basis of the appraisal report or, alternatively, 135% of the price of the shares issued for capital increases over the preceding 24 months, which ever is the higher.

EQUAL RIGHTS FOR THE SHAREHOLDERS

Established in 2001, the Novo Mercado was conceived as a medium for the trading of shares of companies committed to corporate governance practices that are stricter than required by the legislation. As a measure of the innovation which Perdigão is adopting, the company is the first Brazilian company in the food sector to adhere to Novo Mercado rules and will be among 20 companies in this segment out of the 378 which have a Stock Exchange listing.

In migrating from Level 1 of Bovespa’s Corporate Governance to the Novo Mercado, Perdigão will convert the total sum of its preferred shares, without voting rights to common shares in the proportion of one preferred share to one common share, at the same time, undertaking a 200% stock split in these shares. In other words, each common share, whether held by the majority shareholders or the public at large, will receive a further two shares for each existing one. While conversion is mandatory, shareholders are guaranteed the right of withdrawal – should any shareholder disagree with the initiative - the dissenting shareholder being permitted to request withdrawal and receive  reimbursement corresponding to the book value of his/her/its shares.

In addition to the unification of the shares into a single class, the entry into the Novo Mercado will introduce other practices into corporate rules, enhancing and equalizing shareholder rights. A case in point is the additional rights in the event of the sale of the company or its delisting. Yet another innovation is the adhesion to the Arbitration Chamber, which provides a more agile means of settling eventual corporate disputes.

HISTORIC OF PROFISSIONALIZATION

A pioneering spirit and innovation have always been part of Perdigão’s tradition. Founded in 1934 in the city of Videira (state of Santa Catarina), the Company obtained a market listing in 1980. In 1994, a pool of pension funds assumed shareholding control, resulting in important changes in the Company’s management.

From Perdigão’s corporate, financial and administrative restructuring, emerged a single publicly held company - Perdigão S/A – and a single operating company - Perdigão Agroindustrial S/A.

RELEASE 01.16.2006 – NOTE OF CLARIFICATION

Perdigão S.A., a publicly listed company registered with the Brazilian Securities and Exchange Commission - CVM, wishes to inform its shareholders and investors in general as follows:

Some elements of the media have published news items as to a possible corporate restructuring at Perdigão S.A.

Perdigão S.A.’s management wishes to clarify that over approximately the past twelve months, it has been examining the implementation of a new capital structure . However, management wishes to inform that no final decision whatsoever has been taken in relation to this process, the ultimate approval of which will always be the responsibility of the shareholders.

In the light of this, Perdigão believes that any untimely disclosure of information at present would necessarily be both incomplete and imprecise.

In line with its highest standards of corporate governance and transparency in relation to its shareholders and investors in general, the Company will make a full disclosure of the fact to the market as soon as a final decision is taken on any eventual decision to tap the capital markets.

RELEASE 12.28.2005 - CLARIFICATION

Perdigão Agroindustrial S/A and Batávia S/A Indústria de Alimentos inform that they share certain support services in their Carambeí (PR) units. This proximity and the potential synergies between both companies have led to negotiations concerning a possible acquisition of the controlling stake in Batávia S/A by Perdigão. In the event that such negotiations are successfully concluded Perdigão will make an appropriate Announcement to the Market at that time.

RELEASE 12.13.2005 - PERDIGÃO’S GROWTH RATE INCREASES IN 2005

Company creates more than four thousand jobs during the year

For the eleventh consecutive year, Perdigão is expected to end 2005 recording growth in excess of 10% in sales volume. This good performance should minimize the impact of an 18% foreign exchange rate appreciation on export revenues. Company sales are forecasted to reach R$ 5.9 billion.

Export performance should report a 14% increase in volume and account for 55% of company net sales for the fiscal year, reflecting the internationalization process implemented by the Company more than three years ago. Among other initiatives, this program has allowed the constant optimization of sales channels in traditional markets, the adding of value to sales mix and inroads into new markets. “The year is considered to have been one of the most important in consolidating Perdigão as a transnational company”, affirms CEO Nildemar Secches.

In the domestic market, the increase in volume estimated at 8% reflects investment in the diversification of the product mix, ensuring an increase in higher value added products, and the expansion and improvement in the distribution network. During the course of the final quarter of the year, the improvement in purchasing power and salaries has fed through to a growth in the demand for some food items.

In 2005, a year-on-year comparison reveals a fall in the costs of the principal raw materials, particularly soybeans for which international prices have slipped back to historic levels.

Perdigão’s investments during the year are expected to amount to R$ 290 million, 93% higher than initial plans. The Company began the construction of a new agroindustrial complex, made acquisitions, signed joint venture agreements, reaching new markets, and invested in logistics and the expansion of units. The Company created a further 4,200 jobs, ending the year as one of the largest employers in the country with a payroll of 35,500.

OUTLOOK

The Company is programming investments of R$ 440 million in 2006, representing a growth of 50% in relation to 2005. Investments will be largely directed to work on the new agroindustrial complex in Mineiros (GO),  expanding the units at Rio Verde (GO) and Nova Mutum (MT), increases in slaughtering and processing capacity, as well as productivity at the various units, creating three thousand new jobs in the production area in the units located in the Brazilian mid-west and south as well as bolstering its sales and logistics teams.

According to Nildemar Secches, the forecasts for the coming fiscal year indicate a growth of approximately 15% in export volumes. Domestic sales volume, including the new segments, is expected to increase by about 10% assuming a continued improvement in incomes together with the sustainability of the tendency for a less vigorous demand for consumer durables, consumption of which was intense during 2005.

The Company’s budget for next year was based on an economic scenario of GDP growth of 3.5% and annual inflation of approximately 4.5%. The closing rate for the US dollar at the end of 2006 is forecasted at R$ 2.40.

The scenario for 2006 continues favorable on the back of two years of record harvests in the United States.

RELEASE 12.13.2005 - PERDIGÃO ADVANCES ON NEW FRONTIERS AND EXPANDS MARKETS

Production capacity grows through partnerships and acquisitions

Expansion and diversification characterized Perdigão’s activities in 2005 with the Company investing more than R$ 70 million in acquisitions during the year. In the Brazilian Midwest, Perdigão acquired Abatedouro Mary Loize in the state of Mato Grosso due to the substantial grain output in the region as well as the opportunity of offering more competitive products to the market.

Again in the Midwest, the Company recently acquired Incubatório Paraíso and a poultry-breeding farm in the municipality of Jataí (GO) as well as taking over the contracts with 71 integrated outgrowers in the region. This was a strategic acquisition for the Company providing greater poultry health control and standardizing procedures in the plants in the southwest of the state of Goiás given the proximity of the Rio Verde and Mineiros agroindustrial complexes.

In Brasília, Perdigão began operations at a unit exclusively for the processing of cooked chicken, turkey and beef products for export. For this purpose, the Company leased a mothballed plant, hired the necessary workers and is already exporting to the European Union. The plant has a production capacity of 400 tons/month.

PARTNERSHIPS

During 2005, Perdigão signed various partnerships involving business activities in new markets and for boosting production capacity. Driven by logistic synergies and international demand, the Company has expanded its business into the beef market, signing an industrial processing agreement with Arantes Alimentos in Cachoeira Alta (GO). The meat packing plant will be responsible for the slaughtering, deboning, packaging and storage of the product on behalf of Perdigão.

The Company’s activities in this segment will be focused principally on supplying the overseas market. The company has its own structure for the purchase of live animals as well as its properly quality control teams. From next year onwards, the company will be operating at an annual output of 60,000 tons of beef products, which will increase the Company’s gross sales by R$ 270 million.

Through a further partnership, this time with Coamo Agroindustrial Cooperativa of Campo Mourão (PR), Perdigão launched its first two brands of margarine: Turma da Mônica, focused specifically on the children’s market, and Borella, a traditional version of the same product. Coamo, which has been operating in the margarine segment since 2000 and uses advanced technology, is processing the product under Perdigão’s brand names.

Gale Agroindustrial S.A. of Jataí (GO) is to slaughter and process poultry for Perdigão following a recent service contract. Gale currently slaughters 70,000 head of poultry/day. As a result of the partnership, slaughtering operations will be expanded to 90,000 head of poultry per day over the short term. During the initial phase, Gale’s animal feed plant will continue supplying the product to the project’s integrated outgrowers, responsible for operating 138 poultry breeding farms.

MINEIROS

The initial steps for building the new Mineiros complex were taken early in the year. Work is proceeding at a fast pace with the plant to be used for the slaughter of chicken, turkey and chester®. The unit is to have a meat processing capacity of 81,000 tons by 2008 and will create about two thousand new jobs.

Total investments are estimated at R$ 510 million — R$ 240 million from Perdigão with BNDES support and a further R$ 270 million to be injected by the integrated outgrowers for the construction of 190 production modules. The complex will cover an area of 135 hectares, with the installations themselves having a constructed area of 60,000 m2. The unit is expected to be fully operational by 2008, with start-up slated for the end of 2006.

OTHER INVESTMENTS

The Company has already begun work on the expansion of the Nova Mutum unit, currently responsible for the slaughter of 70,000 head of poultry/day. The project will be carried out in two phases. The objective of the first phase, to be concluded in 2006, is to ramp up installed slaughtering capacity from 120,000 to 140,000 head of poultry/day over the short term. A further 250 poultry breeding farms will be incorporated in the integrated outgrowers system to match the additional capacity. The number of employees, currently standing at 450, is expected to double to 900 and indirect jobs to 2,700. Forecasted investment is R$ 77 million, R$ 15 million from the Company and the remaining R$ 62 million to be injected by the integrated outgrowers.

In Jataí (GO), Perdigão’s acquisitions amounted to approximately R$ 30 million. This is part of an investment program by the Company and its partnership partners totaling R$ 400 million up to 2012. Out of this total, R$ 210 million is to be channeled to the development of new integrated outgrowers in order to meet an increase in slaughtering capacity to 280,000 head of poultry/day over the medium term.

The remainder of the investment will be spent on new projects, which Perdigão is to develop in the municipality. These include a further hatchery, an animal feed plant, another poultry breeding farm and a new slaughter plant. When completed, the complex will have created 1,500 direct jobs.

Perdigão’s Rio Verde (GO) plant, the largest agroindustrial complex in Latin America, is also undergoing additional expansion. Work on expanding capacity began this year at an estimated investment of R$ 500 million.

With new financial resources provided by the Company and its outgrowers the chicken slaughtering capacity will increase by 35%, at the same time the hog slaughtering capacity will double. The number of integrated outgrowers will increase from 250 to 400 by the middle of 2006 and the unit is expected to hire a further 1,700 employees.

LOGISTICS

The construction of a latest generation Distribution Center (DC) in Marau (RS) at a cost of R$ 14 million has accelerated the ability to meet market demand in the state of Rio Grande do Sul and improved supply capacity to 16 other DCs in Brazil. The mega DC has a covered area of 4,100 m2 and a product storage capacity of 3,500 tons.

The Videira (SC) DC was also upgraded in 2005 at an investment of R$ 8 million, its capacity being more than doubled. The DC is now responsible for servicing the entire state of Santa Catarina. Similar to Marau, the Videira DC has been revamped in line with the multibranch system, operating according to customer demand and not restricted to a specific geographic area. This allows it to offer optimal solutions for Perdigão’s logistics system, with greater efficiency and at lower cost.

MANAGEMENT

A landmark event at the Company in 2005 was the inauguration of the Perdigão Services Center (CSP), which centralizes the corporate areas of Finance, Controller’s Office, Human Relations, Information Technology, Supply and Sales Support at Itajaí (SC). The CSP represents a significant step forward in company management, with greater productivity, rationalization of operations, processing agility, economies of scale and reduction in operational costs.

Perdigão Total Service (ATP) represented a further advance in the management area for achieving excellence in customer service from the initial order through to delivery. During the year, the Company recorded progress in all indicators related to the speed with which orders are received, to delivery in term and sales volume traded and to inventory turnover. The project mobilizes and combines the efforts of several areas (production, commercial, marketing, information technology and logistics, among others) focusing on maximizing customer satisfaction.

SOCIAL RESPONSIBILITY

In line with tradition, Perdigão’s growth during the year was based on sustainability both in relation to management transparency and also social responsibility policies. This is reflected in Corporate Governance practices and projects involving respect for the environment and social development. Examples include the project for generating carbon credits and also the mandatory requirement of integrated outgrowers to obtain the necessary environmental licenses.

Public recognition of these activities also made 2005 a special year for Perdigão. The Company is the only one in the Meat and Meat Processed Products Sector to be part of Bovespa’s Corporate Sustainability Index (ISE), launched early this month. The purpose of the ISE is to reflect the return on an equity portfolio of companies with a recognized commitment to social responsibility and business sustainability.

For the fourth time, Perdigão was ranked among the ten model companies in social responsibility in the 2005 edition of the Guide to Good Corporate Citizenship, reflecting a series of social programs that have been implemented in regions where company units are located.

RELEASE 12.01.2005 - PERDIGÃO BECOMES PART OF THE CORPORATE SUSTAINABILITY INDEX PORTFOLIO OF THE BOVESPA

Pioneer initiative encourages ethical responsibility in companies

Perdigão is the only company in the Meat and Derivatives sector to become part of the corporate Sustainability Index Portfolio (known locally as ISE), which was launched today (12.01) by the Bovespa. The portfolio includes 28 companies from various sectors of the economy.

The ISE is a pioneering initiative in Latin America and aims to reflect the return of a portfolio made up of shares in companies which have a recognized commitment to social responsibility and business sustainability and also promote good practices in the Brazilian business environment.

To evaluate the performance of the companies eligible to be part of the ISE — which meet the minimum liquidity standards — the Center for Sustainable Studies of the Fundação Getúlio Vargas business school (CES-FGV) was contracted. The CES-FGV has developed a questionnaire to measure the performance of the companies, based on the triple bottom line concept (TBL), which involves evaluating the environmental, social and business elements in an integrated way. Another two groups of indicators were added to these principles: general criteria and the nature of the product, and criteria of corporate governance.

RELEASE 12.01.2005 - PERDIGÃO EXPANDS OPERATIONS IN GOIÁS WITH ACQUISITIONS IN JATAÍ

Business involves service provision agreement with Gale Agroindustrial for the slaughter of poultry and supply of animal feed

Perdigão signed an agreement today (01/12), in Jataí (Goiás state), to acquire part of the assets of the Victor Priori business group. The company will incorporate Incubatório Paraíso Ltda. and the poultry breeding farm, both located in the municipality, and will assume the contracts with 71 integrated producers established in the region. At the same time, a service industrial agreement was signed with Gale Agroindustrial S.A., which will carry out the slaughter and processing of poultry for Perdigão.

Gale currently slaughters 70,000 head of poultry/day and, once the partnership with Perdigão is in operation, this figure will rise to 90,000 head of poultry/day in the short term. The agreement will last for two years and Perdigão has an option to buy the slaughterhouse. During this period, Perdigão will define and give priority to other investments in Jataí, aimed at expanding poultry production capacity and the sustainability of the project. In the initial phase, the animal feed plant at Gale, also located in the municipality, will continue to supply the product to those outgrowers of the project which manage 138 poultry farms.  Perdigão will supervise the quality of the operations to ensure that the standards of production adopted by the company are maintained.

A number of factors led Perdigão to invest in Jataí. One is the logistical synergy, due to the proximity to its main unit located in Rio Verde, the Distribution Center of which will be used to consolidate the deliveries for export provided by Gale. Being able to ensure the sanitary control of the plants in the south-east of Goiás state is another important point, since the sanitary standards adopted by the company in Rio Verde will be extended to Jataí and Mineiros, where the new company complex will be located. Besides this, the availability of grains in the region and the great interest shown by the area’s farmers in becoming integrated with the company’s production system were also considered.

INVESTMENT PROGRAM

The acquisitions Perdigão is making at the moment amount to approximately R$ 30 million and are part of the investment program of the company and its partners foreseen for Jataí. These will total R$ 400 million by 2012, according to the protocols of intention signed with the State Government and the Municipal Government. Of these resources, R$ 210 million will go towards developing new integrated partnerships to sustain an increase in the slaughtering capacity to 280,000 head of poultry/day in the medium term.

The remaining resources will be invested in new projects which Perdigão will undertake in the municipality, such as the construction of another hatchery, an animal feed plant, another poultry breeding farm and a new slaughterhouse. This complex will create 1,500 jobs when it is concluded.

Perdigão has the support of the State Government and, in line with the protocols signed with the company, the Jataí municipal government will make areas available for the new projects to be established. These include a housing program and the construction of the Perdigão Sports and Leisure Society.

The arrival of Perdigão in Jataí increases the company’s presence in Goiás. The Company already operates the largest agroindustrial complex in Latin America in Rio Verde and is constructing a new agroindustrial complex in Mineiros. Besides this, it also maintains a contract for the supply of industrial services with Arantes Alimentos Ltda., located in Cachoeira Alta. This company produces beef cuts for Perdigão under the Perdix and Nabrasa brands, for the domestic and export market.

RELEASE 09.22.2005 - ANNOUNCEMENT TO THE MARKET

We inform all shareholders and the market in general that PERDIGÃO has commenced operations in the market for beef products, aimed mainly to export markets.  The company has signed an agreement with Arantes Alimentos Ltda. which will provide industrial beef processing products and should result in production of approximately 60,000 tons of beef products in 2006. This production volume should increase Perdigão’s overall sales by close to R$270 million.

The company will export basically cuts under the Perdix brand name.  In Brazil the company will sell top cuts for barbecue under the Perdigão and Nabrasa brands. The Arantes plant handling the processing is located in Cachoeira Alta, state of Goiás and is licensed to export to the European Union, Hong Kong and Arab, African, East European and South American countries.  The plant has been closed for the past 4 months but will resume production this October, slaughtering approximately 750 head of cattle per day for Perdigão.

In a separate initiative, Perdigão is entering the Brazilian market for margarines, offering two brands with distinctive flavors.  Perdigão is launching the first Brazilian margarine especially aimed at the children’s market under the Turma da Mônica brand and another more traditional version under the Borella brand name. The production of the margarines will be in association with Coamo Agroindustrial Cooperativa from Campo Mourão – state of Paraná.

RELEASE 09.22.2005 - PERDIGÃO STARTS ACTING IN THE MARGARINE PRODUCTION

Company launches new products under two brand names with distinctive flavors

Perdigão is breaking into Brazil’s margarine segment with the launch of the first Brazilian margarine brand aimed specifically at the children’s market: Turma da Mônica.  At the same time, the company is launching a more traditional version of the product under the Borella name.  The two new products will be on the shelves in November, offering distinctive flavors to meet consumer preferences.

Production will be in association with Coamo Agroindustrial Cooperativa, of Campo Mourão (PR), which already industrializes several products, among which soybean oil, and is a traditional supplier of feed grain to Perdigão.  Coamo, founded in 1970, has been producing margarines since 2000 and is equipped with the latest technology.

According to estimates from food industry representatives, margarine is the most frequently used product in breakfasts and snacks, with a 98% presence on Brazilian tables.  The market is estimated at 440,000 tons/year, worth some R$2 billion, and has been growing at an annual rate of between 2% and 5%.

Research carried out by Perdigão in the South, Southeastern and Northeastern regions of the country points to great consumer receptivity to margarines with the traditional Perdigão brand, whose patês and cold cuts already make it a familiar name at the breakfast or snack table.  The research also detected strong interest on the part of consumers in general and of retailers in particular for new suppliers of margarine.  The synergies between this new segment and the company’s existing cold cuts business, its sales channels and distribution logistics make it relatively easy for Perdigão to enter into this new segment.

THE PRODUCTS

A marked flavor of milk added with the A, D and E vitamins and less salted are the main characteristics of the new Turma da Mônica margarine that Perdigão has developed to tempt the palate of its younger consumers.  This is the first product of its kind in Brazil to be developed specifically for the younger market and is thus lighter than competing products.

Most of the mothers heard during the survey said they would like to see a margarine that catered more specifically to the tastes of their children.  In launching the new product Perdigão is relying on its experience with the Turma da Mônica line of products, which has been in the market for 15 years and is leader in the segment of specialty meats for children.

The new Turma da Mônica margarine will come in 250 gram and 500 gram tubs with distinctive features, such as a transparent lid and a seal that protects the tub but does not come into contact with the contents.  The seal is one more guarantee of the inviolability of the packaging and of the quality of the product.  The colorful and attractive design, bearing the figures of Mônica, Cebolinha and the rest of Maurício de Souza’s imaginary crew, will follow the packaging style found in the other products of the same line.

The salted Borella margarine that Perdigão is launching for consumers of all ages also has a distinctive characteristic: it reproduces almost to perfection the taste of butter.  Consensus among the consumers surveyed revealed a demand for margarine tasting as much as possible like butter, which is the demand the company intends to meet. The new product will be available in 250 gram and 500 gram tubs, also with an unviolable seal.

RELEASE 09.22.2005 - PERDIGÃO EXPANDS INTO THE BEEF MARKET

Logistical synergies guarantee competitiveness in this segment, which will focus principally on export markets

Perdigão is expanding into the beef market and plans production of over 60,000 tons of beef products next year, destined mainly for export markets.  The company has signed an industrial processing agreement with Arantes Alimentos Ltda., which will enable it to start operations immediately. These volumes will increase Perdigão’s gross sales in around R$ 270 million.

Perdigão’s expansion into the market for beef products is justified by the enormous potential of this segment:  Brazil is the world’s largest beef exporter, its second largest beef producer and has the largest cattle of any country in the world.  On top of this, the market for beef products has enormous synergies with the logistical infrastructure the company has built for distributing its other animal protein products.

The expertise that Perdigão has acquired in the distribution and sale of poultry and pork meat, as well as processed foods, make it ideally placed to compete in the market for beef products as well, taking advantage of its existing distribution channels, especially in overseas markets. In 2005 first half the company exported 337.2 thousand tons to 750 overseas clients in over 100 countries.

The business model chosen by Perdigão to spearhead its entry into this market seeks to leverage the quality and logistical efficiency of its current product line to generate demand for beef products from existing clients. This formula will enable the company to take immediate advantage of the currently favorable market conditions to launch its entry into the market for beef products.

Arantes Alimentos Ltda. operates three meat packing plants — Guararapes (SP), Pontes e Lacerda (MT) and Cachoeira Alta (GO). Under the contract signed, it will provide to Perdigão the processing services at its Cachoeira Alta plant, due to the proximity to Perdigão’s Rio Verde industrial complex and to the abundant availability of cattle in the region.

GOING BACK INTO PRODUCTION

The Cachoeira Alta plant was built about ten years ago with advanced technology and is licensed to export to the European Union, Hong Kong and Arab, African, East European and South American countries.  The plant has been closed for only four months and will resume operations in October, slaughtering approximately 750 head of cattle per day to Perdigão, equivalent to about 90% of capacity. Arantes can still produce under its own brand name or for third-parties.

Perdigão will export mainly cuts under the Perdix brand.  In Brazil it will sell top cuts for barbecuing under the Perdigão and Nabrasa brand names.  Perdigão will also source from Arantes’ other plants the outside purchases of front quarter cuts needed for its existing line of beef products, such as hamburgers, meat balls, kibes, etc…

Arantes will be responsible under the processing contract for slaughtering, deboning, packing and warehousing the beef. Perdigão will have its own cattle purchasing structure as well as quality teams for ensuring that Arantes’ production meets its own technical standards.

Perdigão will use the sales structure it has already built in all five continents to export the new products.  In the domestic market it will rely on the strength of its brand name and its existing sales structure, which covers over 90% of total Brazilian territory.

The reopening of the Arantes Alimentos Ltda. Cachoeira Alta plant will provide employment for 850 people. Preference will be given to previous employees who have been unable to find new employment, since they have the technical training.  The reopening of the meat packing plant will provide a boost to the local Cachoeira Alta economy, which suffered heavily when the plant was closed.

RELEASE 09.05.2005 - PERDIGÃO SHOWS WHY ITS BRAND IS A SYNONYM FOR EFFICIENCY AND INNOVATION

Company strengthens its relationship with ABRAS (Brazilian Supermarkets Association), showing advancements in customer service and its new products

Perdigão gets to the 39th EXPO-ABRAS Fair with a point of difference: customer service. In the past few months, the company advanced in all the parameters that meet specific needs and measure customer satisfaction.  This was the market’s response to ATP - Atendimento Total Perdigão (Perdigão Total Service), the most daring project ever developed by the company to ensure excellence in customer service from order to delivery.

Because this is the most important event of the supermarket industry, the EXPO-ABRAS is an excellent occasion for the company to build a closer relationship with its partners and exchange information about market expectations.  This is also the ideal scenario for the introduction of new products, which reflect the continuous innovation capacity of the company, in line with domestic and international demands and trends.  Perdigão is bringing many launches for this 39th edition of the Fair.  The great novelty is the Fast Snacks Line, which meets a growing market demand due to consumers’ increasingly fast-paced life.

Launches under the Perdigão brand:

•      Rock Dog – frankfurt roll;

•      Panino Pizza - pizza dough filled with ham, cheese, tomatoes and oregano;

•      Hot Wings;

•      Donutz – seasoned, breaded, ring-shaped chicken pieces;

•      Pepperoni-flavored Chicken Steak;

•      Soy Strogonoff;

•      Ham and Cheese Lasagna with tomato sauce;

•      Half-chicken with catupiry and half-mozzarella Pizza;

•      Boneless Chester;

•      Smoked turkey breast.

Launches under the Batavo brand:

•      Thin sausages;

•      Pizza Baiana - mozzarella, ground pepperoni, onions and chili pepper.

RELEASE 09.05.2005 - A PROJECT FOR EXCELLENCE IN SERVICE CLOSE PARTNERSHIP WITH CUSTOMERS

The ATP (Atendimento Total Perdigão) integrates efforts in various areas of the company to assure timely delivery, volumes and quality

Perdigão is already reaping the results of one of the most ambitious initiatives implemented by the company to achieve excellence in customer service, the ATP Project — Atendimento Total Perdigão (Perdigão Total Service).  The efficiency of this initiative can be measured by the growth recorded in recent months, in all the indicators related to the expedient receiving of orders, delivery on time, negotiated volumes and inventory turnover.

This is the case with OTIF (On Time In Full), for example, where Perdigão increased 600 basis points between January and July. OTIF is one of the most important parameters to evaluate the quality of services rendered by a company and shows the percentage of products delivered on time and in the agreed quantities.

However, there is no doubt that the greatest gain afforded by the ATP was the establishment of closer partnership between the company and the customers. The project mobilizes and integrates the efforts of various areas (production, commercial, marketing, information technology and logistics among others) with the support of Axia Consulting and the focus on customer satisfaction.

Based on the model known as “Supply Chain Management”, ATP was developed to give support to the accelerated rhythm of expansion experienced by Perdigão, which records an average annual growth of 15% in volumes, since 1995. “Invest in the improvement of all services, from the order to delivery, to meet the specific needs of each client was a strategic decision of the company to continue growing, and today, this is our reality”, states the Supply Chain Director, Wlademir Paravisi.

A NEW LOGIC

In order to implement the ATP Project it was necessary to review, align and integrate the actions of the whole company, establishing a new work logic. At the beginning of this year, the project advanced with the design of a new organizational chart adding two new areas: Demand Management and Orders Management.

The area of Demand Management has the responsibility of collecting information to build the scenarios that will define the sales volumes.  The challenge is to estimate, three months in advance, the behavior of each line of products, establishing projections that will be used to guide the activities of all areas, beginning with production. The trends are converted into estimates that determine the integrated planning of the whole chain – from the factory to the gondola.

The Orders Management, on the other hand, is responsible for offering the best level of services to the customer, controlling the sales’ order from its entrance to the final notification of delivery of products, both for the domestic and export markets.

Among the processes implemented by the new area are the analysis and correction of inconsistencies in the orders. This is done through an advanced technology that integrates such tools as the EDI (Electronic Data Interchange), for the electronic transfer of data and palm tops. The next step, now in the finishing stage, will include the installation of a system that will allow the customers of the export market to monitor the progress of the orders through the Internet, using a password.

The Logistics area also provides important support to the ATP and its challenge is to distribute around 50 thousand tons of products, every month, among the more than 70 thousand customers throughout the national territory, accomplishing more than two thousand trips a day and approximately 240 thousand deliveries per month. Agility in the operation is of utmost importance for Perdigão to assure the speed of deliveries and the integration of the processes promoted by the ATP. As soon as the order is received, the product is located and its distribution planned.  Thus, the time required to supply great networks, for example, is less than 72 hours.

OTHER INDICATORS

Other important indicators confirm the gains brought by the ATP to the service that Perdigão offers to its customers.  Among these is the lead-time, that measures the time elapsed between the receiving of the order and the delivery of the product.  Since the beginning of 2005, the company’s lead-time has dropped, in average, 14%.

During the same period, the inventory turnover has shown a significant development: an increase of 16% compared to 2004.  The high inventory turnover shows that the products stay less time in the Plants and Distribution Centers and, consequently, arrive much fresher at the consumer.

The ATP integrates all activities across the company, and the success of its results is attributable to the commitment of all areas.  “Totally aligned with the new work philosophy and using the tools made available by the project, the sales team is entirely dedicated to guarantee satisfaction to the customer and also to the consumer”, says the Domestic Sales Director, Luiz Carlos Campagnola.

RELEASE 08.23.2005 - PERDIGÃO INAUGURATES ADVANCED GENERATION DISTRIBUTION CENTER IN MARAU (RS)

The new DC provides the best logistics system solutions with more efficiency and lower costs

(August 22nd), Perdigão inaugurated a major Logistics and Distribution Center (DC) in Marau (RS). In addition to supplying the market in the state of Rio Grande do Sul, the CD will provide additional support for the other 16 DCs throughout the country.

The DC has been built at a cost of R$ 14 million at Perdigão’s existing industrial complex in Marau, and has a constructed area of 4,100 m2 and a monthly capacity to handle about 14,000 tons of products. The center adopts the multi-branch model, operating in accordance with the needs of the individual customer and not restricted to a given geographic area. This enables it to provide the best logistics system solutions for the Company, with greater efficiency and at lower cost. The center has 75 employees.

Equipped with state of the art technology, the Marau DC offers a modern structure using the power rack system, thus reducing the need for space. This center was designed to store frozen and chilled products in a single corridor, with sliding columns and electronically commanded rack access. Inventory management is controlled by a modern integrated system fed by online data.

The DC uses a cross docking system to ensure product quality and reduced delivery times to 3,500 customers in the Greater Porto Alegre area Goods are dispatched from Marau on tractor-trailer rigs to the city of Canoas, from where they are transferred to smaller trucks and dispatched to the end customer. The time between the customer order and delivery takes no more than 24 hours. The cross-docking point in Canoas operates at the same site as the company’s former DC, which has been closed. Distribution is carried out by a dedicated delivery fleet comprising 40 trucks and 50 tractor-trailer container rigs, which are operated exclusively on behalf of Perdigão.

RELEASE 08.15.2005 - PERDIGÃO OPERATES UNIT TO EXPORTS IN MATO GROSSO

Company upgrades its Nova Mutum plant and reconfirms its commitment to expanding its agribusiness activities

Perdigão today (August 15) unveiled several improvements at its Nova Mutum (MT) unit and announced that the facility is now export-certified. Among those present at the inauguration ceremony were the governor of the state of Mato Grosso, Blairo Maggi, the mayor of the city of Nova Mutum, Adriano Pivetta, the Company’s CEO, Nildemar Secches, and rural producers who will be participants in the Company’s integrated outgrowers system.

During the ceremony, protocols of intention were signed between the state government, the city government of Nova Mutum and the Company - representing the effective inception of the activities of Perdigão Mato Grosso. The protocols contemplate investments in plant expansion, implementation of work on infrastructure and the granting of benefits and tax incentives.

Some R$ 100 million is to be invested over the next four years in the expansion of the Nova Mutum agroindustrial complex, work on which has already begun. During the same period, outgrowers are expected to inject a further R$ 117 million in increasing regional agribusiness production to meet additional Company demand.

IMPROVEMENTS

At the end of June, Perdigão acquired Abatedouro Mary Loize — now Perdigão Mato Grosso. The acquisition involved investments of approximately R$ 40 million. The first initiative of the Company was to clear back payments to suppliers and outgrowers as well as normalize the animal raising flow, which had not been working regularly. The unit’s 450 employees were maintained.

During July, the Company optimized operations at the factory, through the modernization of installations and the introduction of new equipment for upgrading slaughtering technology and meat processing. Storage capacity was increased through the improvement in the slaughtering line and cold storage chambers. Notable features of work completed were the creation of access chambers and the acclimatization of the poultry cuts room. The Company also undertook a full review and upgrade of the system for effluent treatment, the unit being subsequently ratified by the environmental protection agencies and Public Prosecutor’s Office. The plant’s quality and productivity were improved at all levels. These initial steps for upgrading the unit involved Company expenditure of approximately R$ 3 million.

At the end of June, following the signature of the protocol of intentions, the city government of Nova Mutum asphalted the unit’s internal marshalling yard as well as the access road to the BR-163 highway – a distance of about 600 meters – the latter under a joint city/state government agreement.

In July, the unit also received the visit of a Russian trade mission in addition to Muslim inspectors as part of the Halal production certification process, a mandatory item for exporting meats to the Middle East. The plant is now licensed to sell its products to Russia, Africa and Latin America in addition to the Middle East. With these initiatives, Perdigão has been able to enhance its capacity to meet the growing demand for chicken products from export markets.

PROTOCOLS

In the protocol signed today between the government of Mato Grosso and Perdigão, the State proposes the granting of tax incentives - aligned to the current state policy for industry – as an important component in the implementation of the Company’s expansion and capital expenditures project.

Another ratifying document within the protocol of intentions, signed between Nova Mutum city government and Perdigão, provides for the donation of 500 hectares to the Company for expanding poultry breeding farms and reforestation projects in compliance with the environmental legislation. The agreement also involves the ceding of 200 plots in the city, with the necessary urban infrastructure and appropriate planning approval, for the construction of homes for the unit’s employees. The implementation of a Perdigão Sport and Recreational Association (SERP) is also contemplated. These benefits are designed to attract trained labor to a region that lacks sufficient numbers of qualified personnel to meet the demands of the business.

As a quid pro quo, the protocols involve investments by Perdigão in the municipality. In addition, the Company is to support technological research and development programs by public and private universities as well as investing in the social and cultural development of Nova Mutum itself.

EXPANSION

The Company has already made a start on the project for expanding Perdigão Mato Grosso, which currently slaughters approximately 60,000 head of poultry/day. The work will be carried out in two stages. The first stage involves the building up of output to the current installed slaughtering capacity of 120,000 head of poultry/day and then increasing this within a short time to 140,000 head/day. To meet these production levels, the outgrowers system will incorporate 250 new poultry farms.

This stage is expected to be concluded by the end of 2006. During this period, the current labor force of 450 will be increased to 900 with the creation of a further 2,700 indirect jobs. Investments are budgeted at R$ 77 million, R$ 15 million on the part of the Company (between investments in fixed and working capital) and a further R$ 62 million by the outgrowers. Of this, R$ 40 million will be invested in raising chickens for slaughter and a further R$ 22 million in egg production.

With the implementation of the project’s second phase by early 2009, slaughtering capacity will reach 280,000 head of poultry/day and include 380 new outgrowers. A further 400 new jobs will be created while the number of indirect employees will reach about 3,900.

Estimated capital expenditures of R$ 140 million are planned for this second stage, R$ 85 million by the Company and R$ 55 million by the outgrowers.

Perdigão and ABN Amro Real S.A. have signed an agreement for providing BNDES funding via Prodeagro and Finame - in addition to rural credit lines - to finance the region’s rural producers that plan to invest in poultry breeding activities.

RELEASE 07.13.2005 - PERDIGÃO SELLS OIL CRUSHING PLANT’S ASSETS AND LICENCES BRANDS TO BUNGE

The Company seeks to adjust its focus on the core business of food production

Yesterday, July 12, Perdigão signed a commercial operating agreement with Bunge Alimentos structured around three contracts. The first involves the sale of the assets of the oil crushing plant, the soybean crushing and oil refining unit in Marau, state of Rio Grande do Sul. The plant has a capacity to process a thousand tons of soybeans daily.  This transaction is representative of Perdigão’s objective of focusing on its core business of food production. Bunge is one of the largest grain processors in the world.

The unit will continue its soybean refining and filling operations for the Perdigão and Borela brand names for the next 90 days. Once this period has elapsed, the plant will cease operations and its 68 employees relocated to other areas of the Company. The real estate will remain with Perdigão, which will undertake a study as to how it can be used in the future. Perdigão will continue to operate the plant’s silos, which have a storage capacity of 40,000 tons.

The second contract provides for the licensing of the Perdigão and Borela soybean oil brands to Bunge for a seven-year period. Since oil refining is not part of Perdigão’s core business, the Company has taken the decision to license the brands, transferring the activity to Bunge.

In light of Perdigão’s decision to discontinue crushing activities in Marau, the third contract contains a commitment by Bunge to supply soybean meal to Perdigão’s animal feed plants in Catanduvas (SC), Marau and Gaurama (RS), also for a seven year period.

RELEASE 06.20.2005 - RELEVANT FACT

We wish to announce to our shareholders and to the market that our subsidiary, PERDIGÃO AGROINDUSTRIAL S.A. has today signed an agreement for the acquisition of quotas representing the entire capital of the following companies: MARY LOISE INDÚSTRIA DE ALIMENTOS LTDA. and MARY LOISE INDÚSTRIA E COMÉRCIO DE RAÇÕES LTDA., both with registered offices in Nova Mutum, state of Mato Grosso, being chicken slaughtering activities.

The amount of investments involved is approximately R$ 40 million. Currently, 60,000 chickens/day are being slaughtered at this unit, which has an installed capacity for 120,000 head of chicken/day. Other installations include: a hatchery, an animal feed plant, a poultry breeding farm, grain storage facility and a soybean roasting installation.

This acquisition will meet the growing overseas demand for chicken meat and will be submitted for approval by the appropriate authorities and announced to the market.

RELEASE 05.12.2005 - GOOD OPERATING PERFORMANCE CUSHIONS CURRENCY IMPACT ON PERDIGÃO’S EARNINGS

Company increases capital expenditures to expand production capacity and improve logistics

Perdigão reported net sales of R$ 1.2 billion in the first quarter of 2005, 10.9% higher than the same period last year, representing growth in sales volume and revenue in both the domestic and export markets.

The Company posted an EBITDA of 12.2% of net sales and equivalent to R$ 147.3 million due to efficient cost control management, reduction in expenses, improved productivity and better sales performance. Perdigão thus repeated the excellent operating performance registered for the average of the four quarters of 2004.

However, the appreciation of the Real in relation to the dollar reduced net income by 10.6% compared to the same quarter last year, given that 54.7% of net sales were generated from export business.

“The currency question is not going to restrain our internationalization project nor will it interfere in our aggressive commercial policy. We are being relatively successful in our attempts to increase prices in all markets”, Perdigão’s CFO, Wang Wei Chang points out.

Export volumes and revenues grew 15% and 13.4%, respectively, a significant increase considering that in the first quarter of 2004, the demand for meats in the international market was especially strong due to sanitary problems in major producing regions of the market.

The domestic market recorded lower growth rates of 5% in volume and 9% in revenues, still reflecting the slow recovery in demand due to reduced disposable incomes among Brazilian consumers.

Gross profit reached R$ 329.2 million and despite only a small increase in operating results to R$ 122 million, net income reached R$ 71.8 million against R$ 80.3 million in the first quarter of 2004.

Capital expenditures amounted to R$ 58.9 million, 326.8% more than for same quarter in 2004 and corresponding to 39.3% of the year’s budget. Funds were largely destined to improvements and new projects including expansion in installed production capacity and at the Videira (SC) and Marau (RS) distribution centers.

Once all environmental licensing conditions are satisfied, the earthmoving phase and initial work will begin at the site of the Minerios (GO) agroindustrial complex. In Brasília, Perdigão has leased the installations of Prontodelis, where in the second semester, it is to begin the industrialization of chicken, turkey and beef cooked products for export. This will allow the Company to boost its sales of higher value-added products to the European food service and retail markets.

HIGHLIGHTS FOR THE QUARTER

R$ millions

	1Q05	1Q04	% Ch.
Gross Sales	1,371.6	1,234.2	11.1
Domestic Market	713.3	653.9	9.1
Exports	658.3	580.3	13.4
Net Sales	1,203.5	1,085.4	10.9
Gross Profit	329.2	305.9	7.6
EBIT	122.0	121.4	0.5
Net Income	71.8	80.3	(10.6)
EBITDA	147.3	146.3	0.7
Capex	58.9	13.8	326.8

EXPORTS

Export revenues reached R$ 658.3 million against R$ 580.3 million for the same period in 2004. This performance could have been even better had it not been for the appreciation of the Real in relation to the dollar.

Export revenues from elaborated/processed products improved by 21.9% and by 61.6% in volume terms. Higher value-added products already account for 20% of overseas market sales and Perdigão is forecasting continued growth in this segment with improved prices.

The highlight of the quarter was the increase in sales and higher prices of in natura pork meat exports to Eurasia, Hong Kong and Singapore. In Eurasia, export revenues from poultry and pork meats increased 80.7% while volumes were up by 42.2%. In other markets, business was particularly strong with the United Arab Emirates, where exports rose 123%. Export revenue from the African market was up by 44.7% with volumes 36% higher. Both Europe and the Far East reported an increase in export revenue of 4.8% and 4.6%, respectively.

Average FOB prices were 9.6% higher in dollars during the quarter and 1.8% lower in Reais. These contrasting trends reflect the 10% appreciation in the Real against the average US dollar rate in the period compared with the first quarter 2004.

DOMESTIC MARKET

Domestic market sales increased from R$ 653.9 million to R$ 713.3 million with volumes rising from 126,141 to 132,177 tons. Elaborated/processed products registered increased sales volume of only 4.7%, and sales revenue of 13%, a reflection of low domestic purchasing power.

In the first three months of the year, the Company identified opportunities for expanding and improving its product mix as well as the Batavo branded product mix by launching new and competitive items on the market.

Perdigão’s share of the specialty meats market in the last two months period reached 26.1%, according to the AC Nielsen survey. In the frozen segment, market share was at 34.5%, while the share for ready-to-eat pastas reached 36.8% and frozen pizzas, 30.4%.

CORPORATE GOVERNANCE

Perdigão further enhanced its good Corporate Governance practices, at the end of April, in the Ordinary and Extraordinary General Shareholders Meeting approving the necessary changes to the bylaws for establishing the Audit Committee to comply with the Sarbanes-Oxley Act. The Fiscal Council’s functions were extended to encompass those of the Audit Committee.

RELEASE 03.28.2005 - PERDIGÃO IS TO BEGIN MANUFACTURING FOR EXPORT IN BRASÍLIA

The startup of the new unit will increase the Company’s international process

Perdigão is to begin operating a unit in Brasília exclusively for the industrialization of cooked chicken and turkey meats and beef for export. The Company has just concluded a contract to lease the installations of Prontodelis Industrial e Comercial de Alimentos, built ten years ago in the suburban city of Santa Maria in the Federal District (Brasília), using European technology, and recently shut down.

At the Brasília unit, Perdigão will use an advanced technology for the cooking of meats and until now never used in Brazil. The sous-vide method ensures the preservation of all the nutrients contained in the ingredients used in the cooking process, resulting in products with a much more natural taste.

The raw materials for processing will come from other Perdigão units and third party sources in the case of beef supplies, all strictly adhering to European Union technical standards. The new line will increase the sale of products to the food service and retail segments in the European market.

The unit has a capacity of 400 tons/month. Large-scale production is planned for May and test runs are to begin in April. During the first stage, the operation will create 100 jobs. The labor force will be hired in the region itself and the Company will be responsible for training the new employees.

RELEASE 02.21.2005 - PERDIGÃO REPORTS AN ALL-TIME RECORD GROWTH IN PROFITS OF 139.3%

Company shares appreciate 132% during the year

Perdigão ended 2004 with the highest net income ever of R$ 295.6 million. The result represents a growth of 139.3% compared to 2003, principally reflecting an excellent export performance. Gross sales amounted to R$ 5.6 billion, 27.4% higher than the preceding year. Net sales were up 27.7%  and reached R$ 4.9 billion.

During the year, exports grew 48.4% to R$ 2.7 billion. Sales volume was 23.8% higher than for 2003 and surpassing Company forecasts.

Other factors that impacted this record performance were the improvement in the product mix and prices and the maintenance in domestic market costs. Domestic market sales reached R$ 2.8 billion, 12% more than 2003.  In volume terms, sales reached 532,200 tons, 6.2% higher than in 2003.

EBITDA registered a growth in the period of 54.9% rising to R$ 593.8 million and corresponding to a margin of 12.2%. Gross profits rose 32%, amounting to R$ 1.4 billion, while operating income before financial expenses amounted to R$ 498.3 million, an increase of 73.4%.

 “During the period, the Company posted one of the fastest growth rates in its history”, says Perdigão’s CFO, Wang Wei Chang. “And our plans are to continue this sustained growth - paramount to the Company’s success over the past decade - including the construction of a new industrial unit. The excellent 2004 results were the pinnacle to Perdigão’s 70th anniversary celebrations and its tenth year under professional management”, commemorates Chang.

According to the CFO, exports registered an excellent performance due to the Company’s successful strategy and competence in serving overseas customers and selling its products to more than 100 countries, despite the 4.7% average appreciation of the Real against the dollar –. Exports also benefited from the rising demand for Brazilian meats in the international market.

In 2004, Perdigão invested 59% more than in 2003, amounting to R$ 110.5 million. Capital expenditures were largely directed to increasing the capacity of the Rio Verde (GO) unit, increasing the production of various lines, logistics projects and the upgrading of infrastructure. In the light of strong cash generation, the Company decided to anticipate investments in certain projects such as the new Mineiros (GO) plant, and the Videira (SC) and Marau (RS) distribution centers.

The Company’s shares also performed extremely well during the year and surpassing the indexes for both the Brazilian and the New York stock exchanges. The average financial volume for the year was US$ 2 million/day, the preferred shares becoming a component of Bovespa’s IbrX50, which includes the most liquid stocks traded on the exchange. The Company’s shares reported an appreciation of 132% during the year.

HIGHLIGHTS                                      (R$ million)

	2004	2003	% Change
Net income	295.6	123.5	139.3
Gross profit	1,350.9	1,022.9	32.1
EBITDA	593.8	383.3	54.9
Net sales	4,883.3	3,825.2	27.7
Gross sales	5,567.3	4,371.0	27.4
Domestic market	2,840.1	2,533.1	12.1
Exports	2,727.2	1,837.9	48.4
Consolidated earnings p/share (R$)	6.62	2.77	139.3

EXPORTS

In 2004, exports of higher value-added products increased by 17.6% by volume and 15% in revenues, going to Europe, some areas in the Far East, Middle East and Eurasia.

Growth in the principal markets in export revenues was as follows: Europe – 26.4%; Far East – 76.7%; Middle East – 32.8%. Other markets such as Eurasia and Africa, grew 99.9%, in spite of Russian import barriers and quotas.

Processed pork products continued to register significant growth in the Eurasian, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year.

Average prices increased by approximately 20.8% during the year. In the second half, margins were squeezed due to a reduction in the difference between average price and cost, in turn a reflection of falling prices largely in the Japanese market and the appreciation of the Real against the dollar. Average prices in dollars were up by 25%.

DOMESTIC MARKET

Perdigão adopted a domestic market posture of enhancing the product portfolio and prices and maintaining costs, prioritizing returns and improving distribution channels particularly to the institutional and retail markets.

Average prices during the year were 7.5% higher, thanks to increased prices of pork meat and higher value-added products. Average costs grew 0.6%.

Elaborated/process products grew 7.6% in volume and 14% in sales, reaching R$ 2.3 billion. New product launches during the period also contributed to this performance, notably the Chicken Pop Corn, new flavors for pizzas, flakey pastries, oven-cooked pastries and specialty meats, such as bologna sausage and smoked turkey breast.

During the year, Perdigão took over the leadership in specialty meats with a market share of 24.7%. Its share of the frozen meats market remained at 34.2%, while the Company saw its participation in ready-to-eat dishes/pastas increase (by 3.6 percentage points) to 38.4% and frozen pizzas to 30.6%.

SOCIAL BALANCE

Last year, the Company created 3,455 new job opportunities, ending the year with 31,406 emploees, a growth of 12.4% in relation to 2003.

During the year, the Company invested R$ 70.9 million in fringe benefits and social programs, 24.7% higher than in 2003. Environmental investments amounted to R$ 6.9 million, a growth of 69.8%.

Perdigão was ranked as one of the ten model companies in corporate responsibility in the Exame magazine’s 2004 Guide to Good Corporate Citizenship for its social initiatives covering education, health, social inclusion for drug addicts and the handicapped, environmental preservation, disseminating cultural activities in the interior of the country and for improving the social infrastructure in regions where the Company operates its plants. In addition, Perdigão’s practice is to encourage its employees to take on volunteer work.

In 2005, the Company is forecasting a 9% growth in sales volume based on the tendencies in both domestic and export markets. During the current fiscal year, Perdigão estimates its capital expenditures at about R$ 150 million, dedicated to the continued expansion of the Rio Verde unit, the start on the construction of the Mineiros complex, as well as investments in logistical and infrastructure projects and the optimization of production lines at units in the states of Santa Catarina, Rio Grande do Sul and Paraná.

RELEASE 02.21.2005 - PERDIGÃO TO INAUGURATE SERVICES CENTER IN ITAJAÍ

Company to improve response time and increase competitiveness with the new structure

Perdigão is to expand its presence in the state Santa Catarina with the installation of the Perdigão Services Center (CSP) in the city of Itajaí. The new center is an important instrument in modernizing corporate administration and will allow the Company to rationalize processes and reduce costs, thus improving speed of operations and enhancing competitiveness. The capital expenditures for the installation of the CSP are forecasted at R$ 20 million.

The project is being developed jointly with IBM, a consultancy with a long track record in the implementation of Shared Services Centers. The start-up of the Center is scheduled for April and will centralize the activities of Finance, Controller’s Office, Human Resources, IT, Sales Support and Supplies, until now dispersed among several units. Some 150 new jobs will be created, in addition to the relocation of employees from the company’s facilities elsewhere.

This new structure will in no way imply reduced production and industrial activities in any of the regions where the Company operates. On the contrary, Perdigão will continue to implement its optimization plan at all units. There will also be no change in the income the Company generates for the municipalities where it carries on its business.

Among all the locations examined, Itajaí was found to have the best cost benefit relationship for establishing the CSP. One of the factors in favor of Itajaí is the city’s strategic position in one of the most important macroeconomic regions in Santa Catarina. A ready supply of qualified labor was also considered an important element in the final choice.

Perdigão has been present in the city for many years, the Company using the port of Itajaí for the first pioneer shipments of chicken to Saudi Arabia in 1975. The Company already has a structure of 156 employees in the city involved with exports and logistics activities and more than 80% of its overseas sales are handled through the port of Itajaí.

Perdigão is installing the CSP in conjunction with a local real estate investor. Once the construction is completed, the investor is to lease to the Company the purpose-built modern and functional offices for the Center’s operations, which are located at Rua Jorge Tzachel, 475, in the Fazenda District of the city.

14.05 - INVESTMENT PROJECTS

1 – AGROINDUSTRIAL COMPLEX OF MINEIROS – GOIÁS

Investments – R$240 million

• Fixed – R$165 million, between 2005-2007;

• Working Capital – R$75 million.

Full Capacity – 2008

• 140 thousand poultry/daily (turkey/Chester®);

• Processing – 81 thousand tons/year.

Additional Sales – R$550 million once the project is fully implemented.

Generation of Employment: 2,000 direct and 6,000 indirect jobs.

2 – EXPANSION OF THE RIO VERDE (GO) AGROINDUSTRIAL COMPLEX AND OTHER PROJECTS

Perdigão announced in 04.02.2004 the expansion process of the Rio Verde Agroindustrial Complex (GO) in the amount of R$170 million to be invested from 2004 to 2006. This amount includes investments in fixed assets and working capital as well as investments in the outgrowers.

With this expansion, poultry slaughtering will increase from 280 thousand heads/day to 330 thousand heads/day, while hog slaughtering will go from 3,500 heads/day to 4,000 heads/day.

Besides that, the Company announced other investments, which seek to optimize production lines, logistics projects and the implementation of the shared services center in Itajaí-SC. (See Releases: item 14.03).

Resources: The Company presented to BNDES (Social Development Bank) the Agroindustrial Complex of Mineiros-GO project to obtain financing, which should cover 60% of the need capital. The rest will be provided by Company’s own resources.

3- NEW SEGMENT – CARNES BOVINAS

•      Perdigão is expanding into the beef market, destined mainly for export markets;

•      The company has signed an industrial processing agreement with Arantes Alimentos Ltda., through the plant located in Cachoeira Alta – GO

•      Production and increase in gross sales forecast to 2006 - over 60,000 tons of beef products and increase Perdigão’s gross sales in around R$ 270 million

4- PERDIGÃO EXPANDS OPERATIONS IN GOIÁS WITH ACQUISITIONS IN JATAÍ

Business involves service provision agreement with Gale Agroindustrial for the slaughter of poultry and supply of animal feed

Perdigão signed an agreement on December 1,2005, in Jataí (Goiás state), to acquire part of the assets of the Victor Priori business group. The company will incorporate Incubatório Paraíso Ltda. and the poultry breeding farm, both located in the municipality, and will assume the contracts with 71 integrated producers established in the region. At the same time, a service industrial agreement was signed with Gale Agroindustrial S.A., which will carry out the slaughter and processing of poultry for Perdigão.

Gale currently slaughters 70,000 head of poultry/day and, once the partnership with Perdigão is in operation, this figure will rise to 90,000 head of poultry/day in the short term. The agreement will last for two years and Perdigão has an option to buy the slaughterhouse. During this period, Perdigão will define and give priority to other investments in Jataí, aimed at expanding poultry production capacity and the sustainability of the project. In the initial phase, the animal feed plant at

Gale, also located in the municipality, will continue to supply the product to those outgrowers of the project which manage 138 poultry farms.  Perdigão will supervise the quality of the operations to ensure that the standards of production adopted by the company are maintained.

The acquisitions Perdigão is making at the moment amount to approximately R$ 30 million and are part of the investment program of the company and its partners foreseen for Jataí. These will total R$ 400 million by 2012, according to the protocols of intention signed with the State Government and the Municipal Government. Of these resources, R$ 210 million will go towards developing new integrated partnerships to sustain an increase in the slaughtering capacity to 280,000 head of poultry/day in the medium term.

5- INVESTMENTS AND PROJECTS

The year’s capital expenditures amounted to R$ 280.0 million, 153.5% up on 2004. In the final quarter 2005, investments totaled R$ 107.1 million, 110.6% greater than the fourth quarter 2004.

In line with the sustained growth planned for the next few years, Perdigão announced investments in the acquisition of industrial units, expansion in production capacity, logistical structure and the entry into new segments and production lines, the following projects being particularly worthy of note:

•      Expansion in poultry and pork meat production and processing at the Rio Verde Agroindustrial Complex in the state of Goiás - GO;

•      Expansion, modernization and improvement in the industrial units in the states of Santa Catarina - SC, Rio Grande do Sul - RS and Paraná - PR;

•      Improvements in infrastructure and logistics, including the mega Distribution Centers (DCs) projected to match the production flows from the industrial complexes in the states of Santa Catarina and Rio Grande do Sul and to facilitate cargo preparation and dispatching from Videira-SC and Marau-RS to DCs nationwide;

•      On March 28, the leasing of Prontodellis’ installations with a production capacity of 400 tons/month, exclusively for the manufacture of cooked chicken, turkey and beef products.

•      Implementation of the Mineiros Agroindustrial Complex in the state of Goiás for the production of special poultry (turkey and Chester®), with investments set at R$ 165 million between 2005 and 2007, operations at full capacity by 2008, when daily slaughtering levels should be up to 140,000 head of poultry and processing at 81,000 tons/year;

•      In order to meet the growing demand for chicken meat exports, on June 20, the Company acquired certain assets in Nova Mutum – state of Mato Grosso (MT), including a chicken slaughtering facility, a hatchery, an animal feed plant, grain storage facilities and a soybean roasting installation; the Nova Mutum unit has a capacity of 60,000 chicken/day – currently being expanded to 140,000 chickens/day. The total value of the investment involved in the operation amounted to approximately R$ 40 million.

•      Entry into the beef business, announced on September 22 with the focus primarily on exports, through the signature of an industrial services contract with Arantes Alimentos Ltda., which operates a plant in Cachoeira Alta-GO. The target is to achieve production of approximately 60,000 tons of beef products in 2006 and enhance sales by about R$ 270 million.

•      A service agreement was signed on December 1 with Gale Agroindustrial located in Jataí-GO for the slaughtering of poultry and the supply of animal feed. The unit has a slaughtering capacity of 90,000 head of poultry/day. In addition, the company acquired a hatchery and a poultry-breeding farm in Jataí representing an investment of approximately R$ 30 million.

•      On July 12, the company inaugurated the Perdigão Services Center – CSP in Itajaí (SC) for centralizing important administrative services previously dispersed throughout various regions of the country. The CSP will be responsible for running such corporate areas as Finance, Controller’s Office, Human Relations, Information Technology (IT), Supply and Sales Support.

•      The beginning of implementation of ATP – Perdigão Total Service – which involves the creation of a competitive differential for serving the markets. ATP also provides a view of profitability based on market and product mix over the medium term, allows equilibrium between supply and demand through the process of managing orders, inventory, demand and integrated planning and controls the performance of the supply chain operating and planning processes through the implementation of performance indicators.

On December 28, 2005, the Company announced to the market that it shares some industrial units with Batávia S.A. in Carambeí-PR. This proximity and the potential synergies between the two companies have led to negotiations concerning an eventual acquisition of a controlling stake in Batávia S.A. by Perdigão.

6- INVESTMENTS (R$ million)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006*	TOTAL
Optimization Project	124	58	35	—	—	—	—	—	—	—	—	217
New Projects	—	18	59	60	33	61	75	66	98	209	378	1,057
Agroind. Complex	—	5	39	130	154	42	26	3	12	—	—	411
Frigorífico Batávia	—	—	—	—	29	28	—	—	—	—	—	57
Araguaia Project	—	—	—	—	—	—	—	—	—	31	62	93
Nova Mutum – MT Aquisition										40	—	40
TOTAL	124	81	133	190	216	131	101	69	110	280	440	1,875

* Estimated

15.01 – ENVIRONMENTAL ISSUES

Environment

In 2005, Perdigão implemented a series of actions for minimizing the impact of its activities on the environment, reducing production costs and increasing plant efficiency in energy. The Company’s actions involved joint initiatives between employees and inhabitants from neighboring communities. Among these actions were environmental education activities such as lectures, musical shows, dances, theater, film shows, group dynamics for increasing the awareness of use of natural resources, and seedling plantations.

Environmental investments amounted to R$ 8.9 million in 2005, 28.5% more than in 2004.  Of this amount, of particular importance was a R$ 5.2 million investment in energy recovery from industrial process reject heat and from organic material extracted from effluent. The Company also installed an emissions deodorizing system and optimized its effluent treatment plants.

Energy Conservation

A modern system for drying organic material separated from effluent was installed at the Videira unit. The substitution of wood chips for dry organic material cut energy costs by 15%.

Emissions and Conservation of Non-Renewable Natural Resources

In 2005, the Company decided to replace its diesel generators by electric energy supplied by the power concessionaires at special prices. This decision not only brought environmental advantages but also cut industrial unit energy costs, corresponding to a reduction in the consumption of approximately 2 million liters of diesel oil.

SGI

The Marau (RS) industrial unit was the first Brazilian industrial plant in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, the environment, and occupational health and safety. Its implementation has led to certification on all three fronts: ISO 9001, ISO 14001 and OHSAS 18001, respectively. The industrial units in Salto Veloso (SC) and Capinzal (SC) have ISO 9001 certification and the units in Capinzal (SC) and Marau (RS), EFSIS certification.

16.01 – CLAIMS WITH VALUE HIGHER THAN 5% OF SHAREHOLDERS’EQUITY OR OF NET PROFIT

1- ITEM	2- DESCRIPTION	3- SHAREHOLDERS’ EQUITY (%)	4-NET INCOME (%)	5-PROVISION	6-AMOUNT (THOUSAND R$)	7- TOTAL (THOUSAND R$)
01	Labor	1.33	4.51	YES	16,273	219,832
02	Tax	9.24	31.28	YES	112,927	190,857
03	Others	0.35	1.20	YES	4,324	73,072

17.01 – OPERATIONS WITH RELATED COMPANIES

The Holding maintains the following relations with its subsidiaries:

•      It grants guarantees for loan contracts, charging up to 1.00% over the amount of the guarantee.

•      Occasionally it grants loans under the terms of effective law and in market conditions.

•      Commercial operations are realized between subsidiaries in market terms.

18.01 – BY-LAWS

I – NAME, REGISTERED OFFICE, DURATION AND PURPOSES

SECTION ONE – PERDIGÃO S.A. is a Corporation with articles of incorporation filed before JUCESP under No. 35300149947 on 05.14.97 and governed by these Bylaws and relevant statutory provisions.

SECTION TWO – The Corporation has its registered office and legal seat in the City and Judicial District of São Paulo, State of São Paulo, at Av. Escola Politécnica, No. 760 – 2nd floor, District of Jaguaré, and may establish branch, office and other subordinate facilities anywhere within the Brazilian territory or abroad.

SECTION THREE – The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:

1)     To manufacture, sell and transact any business relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

2)     To manufacture and sell animal feeds and nutriments for animals;

3)     To provide food services, generally;

4)     To manufacture, refine and sell vegetable oils;

5)     To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

6)     To conduct reforestation activities, the harvesting, processing and selling of timbers;

7)     To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

8)     To export and import production and consumer goods;

9)    To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

10)  To participate in any projects required for the operation of the business of the Corporation.

Sole Paragraph.  The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

a)     To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

b)    To provide freight services, generally;

c)     To provide product storage and stocking services and all other ancillary services relating thereto;

d)    To promote and replace its retail products at points of display and points of sale to final consumers;

e)     To provide the services of receiving and allocating raw materials to be used in production;

f)     To provide machine and vehicle repair, maintenance and overhaul services;

g)    To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

h)    To manufacture, develop and sell packaging products of any kind;

i)      To process and raise livestock;

j)      To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

SECTION FOUR – The term of duration of the Corporation is indefinite.

II – CAPITAL STOCK

SECTION FIVE – The capital stock subscribed for and paid up is Eight Hundred Million Reais (R$800,000,000.00), divided into one hundred thirty-three million nine hundred fifty-seven thousand one hundred fifty-two (133,957,152) no-par value common shares in book-entry form.

Paragraph One – The Corporation is authorized to increase the capital stock up to the limit of one hundred eighty million (180,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.

Paragraph Two – Pursuant to a proposal from and attendant plan of the Board of Directors, the shareholders’ meeting may authorize the Corporation to grant stock options to its directors, officers or employees, or to individuals providing services to the Corporation or any company controlled by Corporation, within the limits of authorized capital.

Paragraph Three – The shares are indivisible and each common share is entitled to one vote on each matter voted on at a shareholders’ meeting.

SECTION SIX – No founders’ shares shall be issued by the Corporation.

SECTION SEVEN – The capital stock of the Corporation will consist solely of shares of common stock, and no shares of preferred stock shall be issued.

SECTION EIGHT – It will be incumbent upon the Board of Directors to authorize the shares of common stock to be deposited with a designated financial institution.

Sole Paragraph – The cost of transferring title to shares, stock splits and reverse stock splits may be charged by the Corporation to the shareholders.

SECTION NINE – At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in connection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by law and these Bylaws.

SECTION 10 – Failure by a subscriber to timely pay for any subscription will result in such subscriber being charged with interest at the rate of one percent (1%) per month and a ten percent (10%) penalty on the past due obligation, in addition to any other applicable statutory penalties.

SECTION 11 – By resolution of the shareholders pursuant to a proposal from the Board of Directors, the capital stock of the Corporation may by be increased through the capitalization of profits or reserves, and additional shares corresponding to such increase may or may not be issued to the shareholders in proportion to the number of shares held by them.

III – MEETINGS OF SHAREHOLDERS

SECTION 12 – Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

Paragraph One – The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting.  In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

Paragraph Two – The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

Paragraph Three – The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Paragraph Four – Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Paragraph Five – Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

SECTION 13 – In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

SECTION 14 – In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1) To take action with respect to stock dividends and any stock split and reverse stock split;

2) To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3) To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4) To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange – BOVESPA (“BOVESPA”);

5) To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6) To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7) To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

IV – MANAGEMENT

Part I – General Provisions Applicable to Management

SECTION 15 – The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

Paragraph One – The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

Paragraph Two – The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Three – Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

Paragraph Four – The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

Paragraph Five – The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services.  The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Part II – Board of Directors

SECTION 16 – The Board of Directors is composed of seven (7) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

Paragraph One – For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected.  Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Paragraph Two – Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board.  In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

Paragraph Three – If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

Paragraph Four – In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates.  Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

Paragraph Five – If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy.  In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office.  If more than one third (1/3) of the offices on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Paragraph Six – Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation.  In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors.  No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

SECTION 17 – The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members.  Minutes of such meetings will be recorded in the proper book.

Paragraph One – At any meeting of the Board of Directors a quorum will consist of not less than 2/3 of its members.

Paragraph Two – Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

SECTION 18 – The Board of Directors will have authority:

1)         To direct the conduct of the business of the Corporation;

2)         To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)         To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)         To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)         To approve the management report and the accounts of the Board of Executive Officers;

6)         To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)         To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)         To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)         To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in the Brazilian territory or abroad;

10)       To choose and replace independent auditors proposed by the Fiscal Council;

11)       To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)       To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)       To take action on the issuance of any commercial paper and other similar securities;

14)       To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)       To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)       To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)       To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)       To authorize changes in the conditions for trading and issuance of American Depositary Receipts – ADRs;

19)       To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation.  Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)       To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)       To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

SECTION 19 – The following actions will require the affirmative vote of two thirds (2/3) of the members of the Board of Directors:

1)         To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)         To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)         To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)         To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)         To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

6)         To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)         To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)         To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)         To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy.  The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year.  The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months.  The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)       To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)       To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)       To establish the dividend payment policy;

13)       To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Section III – Board of Executive Officers

SECTION 20 – The Board of Executive Officers, whose members will be elected and may be removed at any time by the

Board of Directors, will be composed of not more than eight (8) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof.  All such members shall meet the requirements of Section 22 hereof and may be reelected.  At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

SECTION 21 – It shall be the duty of:

1)         The Chief Executive Officer:

a)     To call and preside over the meetings of the Board of Executive Officers;

b)    To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)     To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)    To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)     To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

f)     To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2)         The Chief Financial Officer:

a)     To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)    To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3)         The Investor Relations Officer:

a)     To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)    To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4)         The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)     To direct, coordinate and supervise specific activities under their responsibility;

b)    To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

SECTION 22 – The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer.  For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

Sole Paragraph – The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

SECTION 23 – Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

SECTION 24 – Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)     any ownership interests in and/or other securities of any companies;

b)    real properties of any value and any fixed assets.

Sole Paragraph – Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

SECTION 25 – The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

Paragraph One – The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

Paragraph Two – A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (2/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

Paragraph Three – In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer.  In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

V – FISCAL COUNCIL

SECTION 26 – The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

Paragraph One – The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Two – The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

SECTION 27 – In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission – SEC and the Regulations of the Fiscal Council.

SECTION 28 – Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

Paragraph One – At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

Paragraph Two – The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

Paragraph Three – The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

Paragraph Four – In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy.  If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

SECTION 29 – The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

VI – FISCAL YEAR AND RESULTS

SECTION 30 – The fiscal year coincides with the calendar year and, on the close thereof, the Corporation will prepare a balance sheet to determine the results for such period, as well as other relevant financial statements for publication and consideration by the shareholders’ meeting.

SECTION 31 – Any negative retained earnings and the provision for income tax shall be deducted from the results of each fiscal year before any distribution.

Sole Paragraph – After the deductions referred to in this Section are made, the shareholders’ meeting may allocate to the directors and officers a share of not more than ten percent (10%) of the remaining profits, subject to any statutory limitations.

SECTION 32 – The net income for the year will be allocated successively as follows;

1)     Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2)     Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3)     Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4)     The remaining balance will be allocated towards:

a)     the creation of a reserve for expansion, which shall not exceed eighty percent (80%) of the capital stock, aimed at minimizing any reduction in working capital; or

b)    the shareholders’ meeting will decide, based on a valid proposal from the directors and officers, whether the balance will be:

b.1)     distributed to the shareholders as an additional dividend;

b.2)     carried forward to the following year, as retained earnings, if the directors and officers properly justify such an allocation to fund an investment plan included in the capital budget.

SECTION 33 – Unless otherwise resolved by the shareholders’ meeting, payment of any dividends, interest on shareholders’ equity and the distribution of shares resulting from a capital increase will be made within sixty (60) days from the date of the relevant resolution.

Sole Paragraph – The Corporation may, by a resolution of the Board of Directors pursuant to the foregoing Section 18, prepare semiannual and other interim balance sheets and declare dividends and/or interest on shareholders’ equity out of profits shown on such balance sheets, retained earnings or profit reserves appearing in the latest annual balance sheet or interim balance sheets, as provided by law.

VII – SALE OF CORPORATE CONTROL,

CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD CORPORATION AND DELISTING FROM THE NEW MARKET

SECTION 34 – The sale of THE CORPORATE CONTROL in the Corporation (as defined in Paragraph One of this Section), either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such corporate control will make a public offering (the “Public Offering”) of the remaining shares of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Listing Regulations, so that the holders of such shares will receive the same treatment as is accorded to the selling Controlling shareholder.

Paragraph One – For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Purchasing Shareholder” means any person, including, but not limited to, any individual or entity, investment fund, joint ownership scheme, securities portfolio, universality of rights, or other form of organization, residing, domiciled or with registered office in Brazil or abroad, or a Group of Shareholders, who purchase shares of the capital stock of the Corporation, whether or not representing a Controlling Power.

“Controlling Shareholder” means a shareholder or Group of Shareholders, as defined below, who exercises a Controlling Power in the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power in the Corporation.

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Corporate Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operation of the governing bodies of the Corporation, as a matter of fact or law.

“Group of Shareholders” means a group of two or more persons: (a) linked by contracts or agreements of any nature, including any shareholders’ agreements, whether directly or through any companies Controlled by, Controlling or under common Control with such persons; or (b) having a controlling relationship with respect to one another, whether directly or indirectly; or (c) who are under common Control with another person; or (d) representing the same interest.  Persons representing the same interest include, by way of example: (d.1) any person directly or indirectly holding ten percent (10%) or more of the capital stock of another person; and (d.2) two persons ten percent (10%) or more of the capital stock of which is directly or indirectly owned by a third person.  Any joint venture, investment fund or club, foundation, association, trust, joint ownership scheme, cooperative, securities portfolio, universality of rights, or any other form of organization or undertaking, whether organized in Brazil or abroad, will be deemed to be part of a same Group of Shareholders whenever any two or more such entities: (i) are controlled or managed by the same legal entity or by parties having a relationship with the same legal entity; or (ii) have a majority of its directors and officers in common with each other or one another.

“Exercise of Widespread Controlling Power” means such Controlling Power as is exercised by: (i) a shareholder owning less than fifty percent (50%) of the capital stock of the Corporation; (ii) shareholders that as a group own more than fifty percent (50%) of the capital stock of the Corporation, provided that such shareholders are not parties to a voting trust, are not under common control and do not represent a common interest; and (iii) shareholders who are parties to a shareholders’ agreement and who, collectively, own less than fifty percent (50%) of the capital stock of the Corporation.

Paragraph Two – Where the acquisition of the Corporate Control results in the imposition on the purchaser of such Corporate Control of an obligation to make the Public Offering required under Section 37 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 34 and Section 37, Paragraph Two of these Bylaws.

Paragraph Three – The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchasing Shareholder signs the relevant Statement of Adherence referred to in the New Market Listing Regulations.

Paragraph Four – The Corporation will refrain from recording any transfer of shares to any shareholder(s) that may become the holder(s) of a Controlling Power, unless and until such Controlling shareholder(s) signs/sign the relevant Statement of Adherence.

Paragraph Five – No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

SECTION 35 – The public offering referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the sale of the Corporate Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to BOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefor.

SECTION 36 – Any person that is already a shareholder of the Corporation and acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a public offering as provided in Section 34 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of transfer of the Corporate Control in the Corporation for the excess, if any, of the price paid to the Selling Controlling Shareholder over the market quotation of the Corporation’s shares during the aforesaid period, as properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”) up to the date of payment of such compensation; (iii) as the case may be, to take action as appropriate to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Corporation within a period of six (6) months following the acquisition of the Corporate Control.

SECTION 37 – Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

Paragraph One – In such case, the following procedures will be applicable: (i) the Public Offering must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on BOVESPA; (iii) the Public Offering must be launched for a price determined as provided in Paragraph Two of this Section; and (iv) the Public Offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Two – The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering has become mandatory pursuant to this Section 37, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Three – The valuation mentioned in item (i) of the foregoing Paragraph Two will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%).  If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 46 of these Bylaws.

Paragraph Four – The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time.  The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Five – A Public Offering made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing Public Offering according to applicable regulations.

Paragraph Six – A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a Public Offering, within the maximum periods prescribed therein.

Paragraph Seven – In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a Public Offering, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Eight – Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a Public Offering as described in this Section, within not more than thirty (30) days from such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Nine – Except as provided in Sections 44 and 45 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 34, 35 and 36 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 10 – The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days from the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 11 – For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 12 – If CVM regulations applicable to a Public Offering under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the Public Offering, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such Public Offering.

Paragraph 13 – Any modification hereto limiting the right of the shareholders to a Public Offering under this Section, or the deletion of this Section, will require any shareholder(s) who may have voted favorably on such modification or deletion at a shareholders’ meeting to make a Public Offering under this Section.

SECTION 38 – Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the New Market, the Controlling Shareholder of the Corporation shall make a public offering where the delisting is: (i) for the purpose of trading the shares outside the New Market; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the New Market.  The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 39 – The minimum tendered price stated in a public offering to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 40 – In the event of Exercise of a Widespread Controlling Power: (i) where the cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, except in the case provided in Section 42 (ii) of these Bylaws, the public offering shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such public offering; (ii) where the delisting of the Corporation from the New Market is approved at a shareholders’ meeting, whether for the purpose of registration for trading the shares outside the New Market or for a corporate restructuring as provided in Section 38 (ii) of these Bylaws, the public offering shall be made by the shareholders who have voted favorably thereon at such shareholders’ meeting.

SECTION 41 –In the event of Exercise of a Widespread Controlling Power and BOVESPA requires that the market quotation of securities of the Corporation be published separately or that trading of any securities issued by the Corporation be suspended in the New Market by reason of non-compliance with any obligations imposed by the New Market Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days from such requirement, in the computation of which time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One – If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two – The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the New Market Listing Regulations within the shortest possible time or within a new time limit established by BOVESPA for such purpose, whichever is less.

SECTION 42 – In the event of Exercise of a Widespread Controlling Power and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the Listing Regulations: (i) if such non-compliance arises from a resolution of the shareholders’ meeting, the public offering shall be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance; and (ii) if such non-compliance arises from a management act or event, the Corporation shall make the public offering for cancellation of registration as a publicly-held corporation to all the shareholders of the Corporation.  In the event the shareholders’ meeting decides to maintain the registration of the Corporation as a publicly-held company, the Public Offering shall be made by the shareholders who have voted favorably on such proposed action and, in this case, the provision of Section 40 (i) of these Bylaws will not apply.

SECTION 43 – The valuation report referred to in Sections 38 and 39 of these Bylaws shall be prepared by an expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One – Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors.  Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that:  (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two –The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the public offering.

SECTION 44 – A single Public Offering may be made for more than one of the purposes mentioned in this Article VII, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained.

SECTION 45 – The Corporation or the shareholders responsible for making a Public Offering under this Article VII, the New Market Listing Regulations or CVM regulations may secure the making of such Public Offering through any shareholder, a third party or the Corporation, as the case may be.  Neither the Corporation nor a shareholder are released from the obligation to make the Public Offering until the Public Offering has been made in accordance with all applicable regulations.

VIII - ARBITRATION

SECTION 46 – The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

IX – LIQUIDATION OF THE CORPORATION

SECTION 47 – The Corporation will be liquidated in the cases provided by law.  The shareholders’ meeting will have the authority to elect the liquidator or liquidators and the Fiscal Council that will function during the period of liquidation, subject to statutory requirements.

X – GENERAL AND TRANSITION PROVISIONS

SECTION 48 – The provisions contained in statutes and in any Shareholders’ Agreement on file at the registered office of the Corporation as provided by Section 118 of Law No. 6,404/76 will apply in the event of any dissent.

SECTION 49 – Any shareholders’ agreement on file at the registered office of the Corporation will be binding on the Corporation.  Any person directing or recording the proceedings of any shareholders’ or Board of Directors meeting is expressly prohibited from counting any votes of shareholders or members of the Board of Directors cast in violation of a shareholders’ agreement to which such shareholders are parties that is duly filed with the Corporation at its registered office.  The Corporation is also expressly prohibited from acknowledging and recording any share transfers and/or encumbrance, and/or any assignment of a preference right for the replacement of shares and/or other securities that are inconsistent with the terms of any such shareholders’ agreement.

SECTION 50 – The provisions of Section 37 of these Bylaws will not apply to current shareholders or any Group of Shareholders that already own twenty percent (20%) or more of all shares of the capital stock of the Corporation, and any successors thereof; rather, the provisions of this Section will apply only to such investors as may become shareholders of the Corporation after the date in which the Corporation’s adherence to and listing with the New Market becomes effective.

São Paulo,                          , 2006

20.00 – CORPORATE GOVERNANCE INFORMATION

CORPORATE GOVERNANCE

Perdigão was one of the 28 companies selected to be a component of Bovespa’s newly launched Corporate Sustainability Index – ISE. The object of this stock exchange index is to reflect the return on a portfolio of shares of companies with a recognized commitment to social responsibility and business sustainability as well as being a medium for fostering good practices in the Brazilian business métier.

Sustainable management, supported by the principles of ethics and transparency.

Perdigão has received public recognition through various awards and certifications in 2005 in the light of its policy of transparency, corporate social responsibility practices, and a series of elements related to sustainability, crucial to the globalization process of the Company’s business.

For the fourth consecutive time, Perdigão has featured in the Exame Guide of Good Corporate Citizenship. The Company’s Annual Report 2004 was awarded the highest rating in the Brazilian Association of Listed Companies’   (ABRASCA) ranking.

Novo Mercado (New Market)

At the Board of Directors’ Meeting on February 17 2006, approval was given to the conversion of all preferred shares into common stock on a one-to-one basis, including a 200% stock split, with the issue of two new shares for each existing share, and adherence to Bovespa’s Novo Mercado rules. These changes are expected to be approved at the General Shareholders’ Meeting on March 8 2006 and made effective on April 12 2006. The objective is to upgrade the level of corporate governance, grant equal rights to all the shares issued by the Company, and provide greater visibility, transparency and liquidity for the shareholders and investors as well as seeking to create a basis for the sustainability, growth and perpetuation of the businesses.

Board of Directors

The Board of Directors is made up of seven members who meet on a monthly basis. They are elected for a two-year term of office and all have outside interests. The chairman of the Board represents the minority shareholders.

Fiscal Council

Perdigão’s Fiscal Council is made up of three representatives of the controlling shareholders in addition to a representative of the minority shareholders and another of the preferred shareholders. The Fiscal Council has the role of an Audit Committee and meets once a month. When so required, the Fiscal Council deliberates jointly with the Board of Directors.

Board of Executive Officers

The Board is made up exclusively of professionals selected from the market and who report directly to the Board of Directors. The Board of Executive Officers is made up of a Chief Executive Officer, two Vice Presidents and four Directors all of whom are responsible for managing the Companies businesses strictly within strategic guidelines drawn up by the executive officers themselves and approved by the Board of Directors.

Shareholders’ Rights

Majority and minority shareholders receive equitable treatment. Preferred shareholders enjoy 80% tag along rights in the event that a controlling stake in the Company is sold. Shareholders’ meetings are systematically held with approximately 90% average attendance of the representatives of the voting capital and 70% of the total capital.

Audit Committee

At the Ordinary and Extraordinary General Meeting of April 2005, the shareholders approved the changes to the bylaws necessary for the implementation of the Audit Committee as well as the appointment of the financial specialist in compliance with the requirements of the Sarbanes Oxley Act.

Investor Relations

The Company provides a personalized service to investors and investment analysts, supplying reliable, transparent, comprehensive and consistent information that can be accessed from the Company’s Investor Relations page (www.perdigao.com.br/ri/eng). Other channels of communication with the market are also used: meetings with associations representing the capital markets such as Apimec/Abamec, quarterly conference calls, domestic and international road shows and one-on-one meetings as well as meetings with financial institutions in response to specific investor requests in addition to promoting other important events for the capital markets. Capital markets recognition can be gauged from the various awards made to the Company, particularly in 2005.

Code of Business Conduct

The Company has a policy for negotiation of securities and for disclosure of Company acts and relevant facts and a Code of Ethics witch are widely used.  They are available in the web site: www.perdigao.com.br/ri/eng.